WEST LOMBARD, LLC

&

WEST LOMBARD SC, LLC

(each an Oregon limited liability company)

Form CA-2
Disclosures in Reg CF Offering

September 26, 2024
Revised December 15, 2024
Revised January 9, 2025

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	West Lombard, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Oregon
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 14, 2020
Kind of Entity (Use One)	Limited liability Company
Street Address	33122 Felisha Way Scappoose, Oregon 97056 United States
Website Address	www.oakleaf.dev

	2023	2022
Total Assets	$1,307,866	$330,365
Cash & Equivalents	$49,766	$6,332
Account Receivable	$0	$0
Short-Term Debt	$463,550	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($8,135)	$5,265

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____X_____

NO _____

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

If the Company intends to use an SPV, complete the following:

Name of SPV	West Lombard SC LLC
State of Organization (not necessarily where the SPV operates, but the State in which the SPV was formed)	Oregon
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	July 2, 2024
Kind of Entity	Limited liability company
Street Address	33122 Felisha Way Scappoose, Oregon 97056 United States

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§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Robert Pile	
All positions with the Company and How Long for Each Position	**Position:** Managing Member of the Manager, Viking Development, LLC	**How Long:** Since July 20, 2020
Business Experience During Last Three Years (Brief Description)	Real estate developer and project manager	
Principal Occupation During Last Three Years	Real Estate Executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** HOMMA Group, Inc	**Business:** smart home technology

Person #2

Name	Jeff Shindler	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Manager, Viking Development, LLC	**How Long: Since** July 28, 2020
Business Experience During Last Three Years (Brief Description)	Commercial mortgage broker	
Principal Occupation During Last Three Years	Financial executive	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Evergreen Capital Advisors	**Business:** financial brokerage

Person #3

Name	George McCleary	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Manager, Viking Development, LLC	**How Long:** Since July 28, 2020
Business Experience During Last Three Years (Brief Description)	Real estate development	
Principal Occupation During Last Three Years	Real estate broker	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** McCleary Realty	**Business:** real estate brokerage

Person #4

Name	Mitch Powell	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Manager, Viking Development, LLC	**How Long:** Since 3/21/2021
Business Experience During Last Three Years (Brief Description)	Business and construction management	
Principal Occupation During Last Three Years	General Contractor	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** The Powell Group	**Business:** General Contractor

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

● If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
● If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."
-

Name	Robert Pile
Name	Jeff Shindler
Name	George McCleary
Name	Mitch Powell

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan.

About the Change

SMALL CHANGE INDEX™



PEOPLE



PROJECT



PLACE

PEOPLE		PROJECT		PLACE	
Minority-owned		Affordable housing		In an urban metro area	✓
Woman-owned		Infill	✓	Close to a business district	✓
Diverse workforce		Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walking + Biking paradise	✓
Community benefits agreement		Minimal site impact		Access to public transit	✓
Community equity participation	✓	LEED-rated + Net Zero	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources	✓	Fresh food easily accessible	✓

How will this work for you?

We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. Cash flow and profits from liquidation are expected to net a total of $1,047,164 over the 3-year period. Our calculation shows that a $5,000 investment might return $6,924 over that period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

	Year 0	Year 1	Year 2	Year 3	TOTAL
Cash Inflows					
Sponsor Capital	450,000				
Investor Capital		400,000			
Land Loan	250,000				
Construction Loan		2,200,000			
SDC Deferral		160,000			
Cash Flow After Debt Service			80,000	40,000	
Sales Proceeds				3,667,164	
Total Inflows	**700,000**	**2,600,000**	**80,000**	**3,707,164**	**7,247,164**
Cash Outflows					
Land	415,000				
Soft Costs		945,000			
Construction Costs		2,100,000			
Land Loan Repayment				250,000	
Construction Loan Repayment				2,200,000	
SDC Deferral				160,000	
Total Outflows	**415,000**	**3,045,000**	**-**	**2,610,000**	**6,070,000**
Net Cash Flow	**285,000**	**(285,000)**	**80,000**	**1,097,164**	**1,177,164**
To Investors			37,647	516,312	**553,960**
To Sponsor			42,353	580,852	**623,204**
To $5,000 Investor			471	6,454	**6,924**
As Percent of Investment					138%

Please also review Exhibit D, the Company's Operating Agreement and Exhibit E, the Crowdfunding Vehicles Operating Agreement for additional detail on how distributions will be made.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a real estate project in Portland, Oregon, a three (3) story, twelve (12) one (1) bedroom unit multifamily apartment building engineered to target net-zero energy use.

We are trying to raise a maximum of $100,000, but we will move forward with the Project and use investor funds if we are able to raise at least $50,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST March 31, 2025 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $1,000 increments (e.g., $2,000 or $3,000, but not $2,136). An investor may cancel his or her commitment up until 11:59 pm EST on March 29, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $50,000. If we have not raised at least the target amount by March 31, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $100,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Architectural fees	10,000.00
Public Works Permit fees	25,000.00
Utility fees	12,500.00
Small Change fees	$2,500
TOTAL	**$50,000**

If we raise the maximum goal of $100,000:

Use of Money	How Much (approximately)
Architectural fees	$25,000.00
Public Works Permit fees	$50,000.00

Utility fees	$20,000.00
Small Change fees	$5,000
TOTAL	**$100,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $1000.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on March 29, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you

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and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class C Units." The price is $1.00 for each Class C Units.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our Operating Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class C Units." When you purchase one or more Class C Units, you will become an owner of the Company, which is an Oregon limited liability company. Your ownership will be governed by the Second Amended & Restated Operating Agreement of the Company dated as of May 30, 2024, and any additional amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the Operating Agreement, distributions fall in two categories: distributions from the rental operations of the property; and distributions from the sale or refinancing of the property. However, the Company will make distributions in the same manner, irrespective of whether they are the result of rental operations or a sale or refinancing.

It is important to understand the "Class A-C Distribution Ratio," which is the ratio of your investment, divided by all investments of all Class A and Class C Investors at that time. At the completion of the offering, your share of the Class A-C Distribution ratio will equal the amount of your investment, divided by the sum of all amounts invested in the offering and all capital contributed by Class A Investors at that time. However, it is important to note that the Class A-C Ratio could change, perhaps dramatically. While you cannot be forced to contribute additional capital to the Company, the Operating Agreement gives the Manager the right to require Class A Investors to contribute additional capital. Once they do so, the Class A-C Distribution Ratio will be updated to include those additional amounts, increasing the denominator (total investments of Class A and Class C Members) and reducing your Class A-C Distribution Ratio (and therefore rights to future distributions).

Please note that descriptions of distributions have been simplified in this section to make them easier to understand. If you do not understand or would like more exact language, you should review Section 6 of the Operating Agreement.

1) First, 100% pro rata to the Class A and Class C Members in proportion to their Class A-C Distribution Percentage until each Class A and Class C Member has received his, her, or its (8%) Preferred Return;

2) Second, 100% pro rata to the Class A and Class C Members in proportion to their Class A-C Distribution Percentage until each Member's investment has been returned in full;

3) Third, 80% pro rata to the Class A and Class C Members in proportion to their Class A-C Distribution Percentage and 20% to the Class B Member until each Class A and Class C Member has received a 12% return on each Class A and Class C Member's investment;

4) Fourth, 75% pro rata to the Class A and Class C Members in proportion to their Class A-C Distribution Percentage and 25% to the Class B Member until each Class A and Class C Member has received a 15% return on each Class A and Class C Member's investment;

5) Fifth, 70% pro rata to the Class A Members and Class C Members in proportion to their Class A-C Distribution Percentage and 30% to the Class B Member.

It is important to note, that unlike many Companies, the Company is not required to distribute money to you to pay any associated Federal and State income tax liabilities and you may need to pay cash directly, if any such liabilities arise, even if you haven't received any cash from the Company.

Obligation to Contribute Capital

You cannot be required to contribute additional capital to the Company. However, the Manager can require Class A Members to contribute additional capital, which would reduce your Class A-C Distribution Ratio, and by extension, your right to distributions of cash flow and capital proceeds.

Voting Rights

You will have the right to vote your Membership Interests in the CV, however, as a Class C Member the CV has very limited rights to vote on matters affecting the Company. In general, only Class A and Class B Members have the right to vote on matters affecting the Company, except as Oregon State Law might otherwise require. You will effectively only have the ability to vote on proposed amendments to the Operating Agreement that would alter the limited liability of the members or cause the Company to stop being taxed as a partnership.

No Right to Transfer

Your Membership Interests in the CV will be illiquid (meaning you might not be able to sell them) for four reasons:

● The Operating Agreement prohibits the sale or other transfer of Membership Interests without the Manager's consent.

- If you want to sell your Membership Interests, the Manager, the Company, and other Members will each have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Membership Interests, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Membership Interests except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's Units.

As a result, you should plan to hold your Membership Interests until the Company is dissolved.

Certain Rights to Transfer

The Operating Agreement allows you to transfer Membership Interests, in specific, limited, circumstances, however:

- The Manager has the right to impose conditions to ensure the sale of your Membership Interests is legal and will not damage the Company.
- There will be no ready market for Membership Interests, as there would be for a publicly traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Membership Interests except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's Units.

Modification of Terms of Class C Units

Under the Operating Agreement, the Manager has broad authority to amend the Operating Agreement (except as prohibited by Oregon Law or in other limited circumstances), except that the Manager cannot amend the Operating Agreement in a way that adversely affects the rights and obligations of any Member.

Other Classes of Securities

As of now, the Company has only three classes of securities: Class A, B and C Units. The Investors in this Offering (which may include the Sponsor and its affiliates) will own Class C Units, while all the Class B Units are owned by the Manager.

The owners of the Class A Units have the right to vote on certain actions to be taken by the Company, but otherwise will not participate in the management of the Company, the Manager, who will own all the Class B Units, has control over most aspects of the management of the Company and its business.

The Manager may enter into agreements with certain Members that will result in different terms of an investment in the Company than the terms applicable to other Members. As a result of such agreements, certain Members may receive additional benefits which other Members will not receive.

Dilution of Rights

Under the Operating Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class C Units. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class C Units. As discussed above, your right to distributions will be reduced if Class A Members contribute additional capital, even if you aren't offered a chance to invest additional capital.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Robert L. Pile, Jeff Shindler, George McCleary and Mitch Powell own all of the interests in the Manager, and the Manager has general control over the Company. Therefore, Messrs. Pile, Schindler, McCleary and Powell effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class C Units was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class C Units in the future. If we had to place a value on the Class C Units, it would be based on the amount of money the owners of the Class C Units would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

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- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The Operating Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The Operating Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The Operating Agreement also requires the Company to indemnify (reimburse) the Manager and Members if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $3,000; plus

A success fee equal to 5% of gross proceeds of the Offering as a cash payment.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
F. Gordon Allen	$463,200	12%	01/31/2026	

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $10,000 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
04/03/2023	__X__ Rule 506(b) _____ Rule 506(c) _____ Rule 504 _____ Other	_____ Common Stock _X__ Preferred Stock _____ Debt _____ Convertible Note _____ Other	$500,000	land acquisition, carrying costs, and pre-development costs - design, engineering, permitting, legal, etc

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

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Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Construction Fee	Installments begin April 2024	The Powell Group LLC	Related party contractor, owned by Mitch Powell, a member of the Manager	$175,000
Broker Fee	Installments begin April 2024	McCleary Realty	Related Party real estate brokerage, owned by George McCleary, a member of the Manager	$150,000
Development Fee	Installments begin April 2024	Oakleaf reDevelopment LLC	Related party Development Company, owned by Robert Pile, Managing member of the Manager	$95,000
Mortgage Broker Fee	Installments begin April 2024	Evergreen Capital	Related party mortgage brokerage, owned by Jeff Shlinder, member of the Manager	$25,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Oregon Limited Liability Company Act on December 14, 2020.

The Company has been active and operating since its inception, acquiring title to the property as well as designing and entitling the project, funded through investor equity. As of December 31, 2023, the Company had $49,776.40 in cash on hand.

We intend to use the proceeds of this Offering to pay for portions of soft costs of the project, including architectural fees, engineering fees, permitting fees, and other associated costs not associated with physical construction of the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, then we will raise funds from other sources.

Capital Resources

As of now, we have acquired title to the property for the project.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other sources of capital are the loan from the bank and access to a line of credit.

Historical Results of Operations

The Company has been operating since its inception. See Exhibit G for detailed financial statements.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

The Financial Condition of the SPV

The SPV was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

Company Instructions

If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

Our financial statements are attached as Exhibit G.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck, Inc. ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit H.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.oakleaf.dev, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Manager may enter into agreements with certain Members that will result in different terms of an investment in the Company than the terms applicable to other Members. As a result of such agreements, certain Members may receive additional benefits which other Members will not receive. Notwithstanding the foregoing, the Manager will notify the other Members of any such agreement or any of the rights and/or terms or provisions thereof, provided, that the Manager will not be required to offer such additional and/or different terms or rights to any other Member. The Manager may enter into any such agreement with any Members at any time in its sole discretion.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

EXHIBIT A: BUSINESS PLAN

WEST LOMBA

Net Zero Multifamily Residen



SECTIONS















EXECUTIVE SUMMARY

NET-ZERO ENERGY
Produced 100% onsite, $7,500 annual value

12 UNITS
Average Size of 589 SF

PORTLAND, OR
6375 N Lombard Blvd

$3,430,000
Total Development Cost

$830,000
Total Equity Contribution

24 Month Duration Target
Build, Stabilize, Exit

UNDER CONSTRUCTION
Construction has started on 12 units of net-zero market rate rental apart
site in North Portland, directly across the street from New Seasons Marl
-
neighborhoods.

MAKING AN IMPACT

development experience to achieve Net-Zero energy use with modern er
commitment to sustainability, and elevated craftsmanship. High quality l
our future.

REFINED LIVING EXPERIENCE
Thoughtfully designed interiors are paired with an extra-insulated exteri
spaces and powering the path to net-zero. With 4 units per floor, each is
ample daylighting and passive ventilation. Each unit features a patio or b
sliding glass doors, leading to generous private outdoor space nearly 2

TRANSFORMATIVE
We CAN accomplish a better balance of housing and sustainability. This
-demand housing and imp
The future can be healthier for both people & planet.























SPONSOR PROFILE

Robert L. Pile
DEVELOPMENT
- 17 years commercial real estate experience
- Certified Construction Manager (CCM)
- Masters in Real Estate Development, PSU

Mitch Powell
CONSTRUCTION
- 18 years construction management experience
- Licensed General Contractor
- Masters in Real Estate Development, PSU

VIKING DEVELOPMENT

Jeff Shindler
FINANCING
- 17 years commercial real estate experience
- Commercial Mortgage Broker
- Masters in Real Estate Development, PSU

George McCleary
BROKERAGE
- 17 years commercial real estate experience
- Licensed Oregon Principal Broker
- Masters in Real Estate Development, PSU

VIKING DEVE

Vertically Integrated Developm

- Combined 60+ yea estate experience
- Jointly participate of more than $300
- Market experts wi professional netw
- Co-invest of 50%





SPONSOR PROFILE

TRACK RECORD

CREATING VALUE

With collective experience across commercial real estate projects of all types and sizes, we have harnessed that knowledge, skill, and earned craftsmanship into a concept with purpose.

We've executed all phases of development, bringing a knowledge base, understanding of the details, and collection of insights only experience brings.

We are owners, operators, developers, and asset managers of commercial real estate, and have represented a variety of stakeholders. We build relationships through professionalism and execution, proudly working with partners across the spectrum repeatedly, project after project.

2005 — Flanders, $12M
Multifamily, 69 units, Project Manager

2006 — Irving, $40M ; Oaks, $17M
Multifamily, 194 units, Project Manager
SF Subdivision, 85 units, Superintendent

2009 — Windswept Waters, $11M
SF Subdivision, 50 units, Superintendent

2011 — Division 43, $4.6M
SF Subdivision, 29 units, Superintendent

2014 — Bristol, $1.4M
Multifamily, 20 units, Owner

2016 — Park Avenue West, $200M
Mixed-Use, 203 units, Co-Project Manager

2018 — Marilyn, $16M
Mixed Use, 59 units, Project Manager

2022 — Tabor, $9M
Multifamily, 18 units, Project Manager

THE AVENUE LOFTS









PROJECT INFORMATION

SITE SUMMARY

ADDRESS	6375 N Lombard Blvd, Portland, OR
COUNTY	Multnomah
LOT SIZE	5,000 SF
ZONING	Residential Multi-Dwelling (RM2)
FAR	1.5 : 1
Min. Density	1 unit per 1,450 SF of Site Area

BUILDING SUMMARY

TYPE	Wood Framed
STORIES	3
UNITS	12
UNIT MIX	All 1 bed / 1 bath
AVERAGE SIZE / UNIT	589 SF
NET RENTABLE AREA	7,072 SF
ENVELOPE	Enhanced walls with exterior insulation
WINDOWS	Vinyl Triple Pane
ON-SITE ENERGY GEN.	Rooftop Solar PV

METAL OR FIBER CEMENT BOARD
WOOD SIDING
TRASH/BIKE ENCLOSURE
HANDICAPPED RAMP
ENTRY
0
8
16

WEST ELEV

METAL COPING
FIBER CEMENT SHAKE OR LAP SIDING
WALL LIGHT
WOOD SIDING
METAL OR FIBER CEMENT BOARD
METAL MESH OR RAILING
0
8
16

NORTH ELEV

SOUTH E























LOCATION

- Project Site
- 2 New Seasons Market
- 3 Fred Meyer
- 4 McKenna Park
- 5 University of Portland
- 6 Downtown St Johns
- 7 Community Center

ST. JOHNS
Vanlife Northwest
St Johns Community Center
St. Johns Racquet Center
Wonderwood Springs
Assumption Village
Northgate Park
Roosevelt High School
ST JOHNS
Banh Mi Up
CATHEDR
ARK
Cathedral City Park
Safeway
Two of US
Fred Meyer
Bookhouse
N Lombard St
N Gilbert Ave
New Seasons Market - University
Starbucks
Flying Pie Pizzeria
Fred Meyer Fuel Center
Cathedral Coffee
N Willamette Blvd
St Johns Inn Portland Oegon
mpic Tug & Barge
Char Lutheries & Guitar Repair
Burlington Northern Railroad...
UNIVERSITY PARK
N Portsmouth Ave
Chiles Cente
Vancouver
Portland
Beaverton
Aloha
Tigard
Milwaukie
Lake Oswego
Happy Valley
Clackamas

CENTRALLY

Located near many neig
Lombard is within
restaurants, coffee sh
everything in between.
variety of transportation
need to go.

- Across the stre
and 4 blocks fr
- Short bike ride
and the Univer
- Frequent bus s
- Easy access to
station

WELCOME to Historic St Johns established ~1847~

UNIVERSITY OF PORTLAND

McMenamins St. JOHNS PUB

ST. JOHNS
CINEMA

NEW SEASONS MARKET

PROFORMA

PROJECT BUDGET

Land	$415,000	12%
Soft Costs	$915,000	27%
Construction	$2,100,000	61%
TOTAL	**$3,430,000**	

CAPITAL STACK

Equity	$830,000	24%
Constr. Loan	$2,200,000	64%
Land Loan	$240,000	7%
SDC Deferral	$160,000	5%
TOTAL	**$3,430,000**	

VALUATION

Value	**$3,700,000**
Cap Rate	5.5%
Per Unit	$308,000

INCOME

Market Rent Q2 2024	$2.98 /PSF	
Trended and Adjusted	$3.07 /PSF	
Forecasted Rent/Unit	**$1,810**	
Gross Income	**$284,000**	

EXPENSES

EXPENSE	ANNUAL	UNIT
Property Taxes	$30,000	$2,500
Utilities	$12,000	$1,000
Maintenance	$6,000	$500
Management	$14,000	$1,250
Reserves	$3,000	$250
Other	$3,000	$250
TOTAL	**$69,000**	**$5,750**

SUMMARY

Net Income	$271,000
Operating Expenses	($69,000)
NOI	**$204,000**
OPEX Ratio	25.5%

PARTNERSHIP LEVEL RETURNS - EQUITY WATERFALL

		IRR
Promote Hurdle Method		
Return of Capital		Pari Passu

Equity Contributions	%	Amount
General Partner (GP)	54.2%	450,000
Limited Partner (LP)	45.8%	380,814
Total Equity		830,814

Partnership Distribution Assumptions (IRR Hurdles)

Tier 1 (Pref + Return of Capital)	
Tier 2 (Promote)	>8.0% IRR to LP Up to 8.0% IRR to LP
Tier 3 (Promote)	>12.0% IRR to LP up to 12.0% IRR to LP
Tier 4 (Promote)	>15.0% IRR to LP up to 15.0% IRR to LP

Summary of Partnership-Level Returns

Limited Partner (LP) Returns	
Total LP Distributions	503,928
Total LP Contributions	380,814
Total LP Profit	123,114
LP IRR	15.69%
LP Equity Multiple	1.32x

GP Returns	
Total GP Distributions	636,466
Total GP Fees	9,242
Total GP Contributions	450,000
Total GP Profit	186,466
GP IRR	20.62%
GP Equity Multiple	1.41x

Property-Level Cash and GP Fees

Net Property-Level Cash Flow	
Asset Management Fees	
Adjusted Net Property-Level Cash Flow	
Levered IRR	
Equity Multiple	



SCHEDULE



PRE-DEVELOPMENT
1. Planning
2. Acquisition
3. Design
4. Permitting
5. FINANCING



CONSTRUCTION
1. Site work
2. Framing
3. Exterior
4. Interior
5. COMPLETION



OPERATIONS
1. Advertising
2. Leasing
3. Move-ins
4. Revenue
5. STABILIZATION



EXIT
1. Marketing
2. Contract
3. Due Diligence
4. Closing
5. DISTRIBUTIONS

2023

2024

2025

2026

($450,00)
SPONSOR/INVESTOR EQUITY

($400,000)
INVESTOR EQUITY

$80,000
CASH FLOW

$1,100,000
ANTICIPATED DISTRIBUTION

MARKET

PORTLAND'S MULTIFAMILY MARKET

Like most larger metros, Portland's multifamily market has cooled relative to 2022 and 2021, however mid to long term forecasts trend toward historical averages. Offering great amenities and but more affordability than Seattle or the Bay Area, Portland has historically performed relatively well.

A near term surge in deliveries will only dent the structural problem in Portland's housing supply, meaning continued absorption and reasonable rent appreciation over the long term. West Lombard's forecasted delivery in early 2025 and the planned exit in early 2026 will be well timed to catch the next upswing in the market, per CoStar projections.

Below are the current metrics as of Q2 2024:



93.2%
Market Occupancy Rate



+4%
Annual Rent Growth By Delivery
Q2 2025



5,900
Unis Under Construction



MARKET RENT PER UNIT & RENT GROWTH

CONSTRUCTION April 2024 to March 25

Legend: Market Rent Growth Y/Y · Market Rent Per Unit · Effective Rent Per Unit · United States Market Rent Per Unit

MARKET CAP RATE

Legend: Portland 3 Star · Portland 4-5 Star · Portland · United States

OPPORTUNITY

INVESTMENT PLAN

1. West Lombard is currently accepted a limited number of Reg CF investors to participate in the project equity requirement.

2. The construction loan has been closed and is active and open.

3. **Construction is underway.**

4. Construction is expected to be completed Q1 2025.

5. Stabilization is expected to take no more than 6 months.

6. West Lombard will be prepared for sale at stabilization; however, depending on market conditions, holding for a strategic amount of time may also be considered.

7. Upon sale, distributions will be made to all Members per the Operating Agreement, and the investment will be complete.

INVESTMENT TERMS SUMMARY

SPONSOR CONTRIBUTION		
Viking Development	55%	
DISTRIBUTION STRUCTURE		
Preferred Return	8%	
Return of Capital	Pari Pas...	
Sponsor Promote	20%, un...	
	25%, un...	
	30%, ab...	
FEE STRUCTURE		
Development Fee	3% of C...	
Financing Fee	1% of D...	
Construction Fee	5% of H...	
Brokerage Fee	2% of Sa...	
SMALL CHANGE INVESTOR COMMITMENT		
Minimum Investment	$1,000	
Commitment Period Min	24 mont...	
Cash Distributions	Quarterl...	
EXIT STRATEGIES		
Sale at Stabilization	Month 2...	
Hold and Operate	3-5 year...	
INVESTOR REPORTING		
Quarterly Reports	Project S...	
	Financia...	
Annual Reports	Financia...	

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS C UNITS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS C UNITS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class C Units is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

#662455 v3

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest; Side Letter: If the Company needs more capital it might sell additional units at a lower price than you paid, resulting in "dilution" of your interest. Additionally, the Operating Agreement gives the Manager broad authority to negotiate special terms with investors without offering such terms to owners of the Class A, B, or C Units. If the Manager exercises this right, it could materially reduce the value of your investment.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

The Company is recently organized and has minimal operating history: The Company is a recently formed company and has minimal operating history. Our prospects of future profitable operations may be delayed or never realized. We may encounter difficulties that prevent us from operating our anticipated business as intended or that will prevent us from doing so in a profitable manner. We must be evaluated in view of possible delays, additional expenses and other unforeseen complications that are often encountered by new business ventures. Our financial condition, results of operations and ability to make or sustain distributions to our Members will depend on many factors, many of which will be beyond our control.

The Company's only asset will be the Project: As difficult as it is to predict trends in the real estate industry generally, it is even more difficult to predict whether a given real estate asset, like the Project, will be successful. The Company's sole investment will be the Project and, as such, the Company's success will be dependent entirely upon the success or failure of the Project. This lack of diversification increases the risk of the investment substantially.

We are heavily dependent on the Manager: Our Manager has been engaged to manage our operations. Thus, our ability to achieve our investment objectives and to pay distributions is greatly dependent upon the performance of our Manager and its principals and its advisory board, in the management and operation of the Project. Our Manager's ability to successfully manage the Project would be impacted by any adverse changes in our Manager's financial condition or our relationship with our Manager.

Because we do not have any employees at this time, we are dependent upon the experience and abilities of our Manager's principals and its advisory board. As a result, our Manager's principals will make virtually all decisions with respect to our management and operations, including the determination with respect to our business. The Members will not have a voice in our management decisions and our Manager does not give any assurances that the Company will operate at a profit. Our operations and success will depend to a large degree on the continued employment or service of our Manager's principals. None of the Manager's principals are subject to an employment agreement with our Manager, and the loss of service of any of our Manager's principals for any reason could adversely affect our business and operations. Which in turn impact the value of your investment and our ability to make distribution to the Members.

Our Manager's principals are not full-time: Our Manager's principals and advisory board members are not required to devote their respective individual capacities full-time to our business and affairs, but only such time as may reasonably be required.

Manager Withdrawal: If our Manager withdraws from the Company, it may be difficult or impossible for the Members to locate a suitable replacement for our Manager. If the Members are unable to replace our Manager, we would proceed with liquidating our assets, which may or may not be able to be successfully execute, which may result in the loss of all or a part of your investment.

Loss of Funds in a Money Market Account: We may place all cash which is not otherwise committed or deployed in connection with the Project in money market accounts. Each money market account will consist of investments that are immediately liquid, and that, in our judgment, are sufficiently safe while producing a yield on our cash.   Nevertheless, a loss of funds invested in a money market account could occur.

Failure to Comply with Securities Laws: This offering is not being registered under the Securities Act and is being made pursuant to certain exemptions from state and federal registration requirements. Although we will receive (with respect to this offering) representations and warranties from investors to ensure compliance with such exemptions from registration and other matters, if it is later determined that this offering did not fully comply with applicable law, we may be required to refund certain investors' capital contributions, plus interest. Because we intend to use the gross proceeds of this offering to develop, construct and operate the Project, we likely will not have sufficient available capital to satisfy claims for damages or other monetary remedies. As such, we may be required to liquidate and sell the Project at a discount, with potential economic loss and tax risks to the investors, or to raise additional capital, which may not be available to us at an acceptable cost, if at all. In any event, and particularly if we are required to pay material damages or comply with other material remedies, our capital and assets could be adversely affected, jeopardizing the Company's ability to operate successfully. Further, we may be required to expend time and capital to defend claims brought by investors, even where we were to be ultimately successful.

Construction is not yet Complete: Although the Company has commenced construction of the Project, it is not yet complete, and a variety of potential delays may impact the ability of the Company to implement its business plan. Although the Company anticipates that the multifamily improvements will be timely completed, and projects that tenants will occupy the building as forecasted, there can be no assurance that the Company will not encounter delays in opening the building or attracting tenants. Any such delays would likely have an adverse effect on the Company's financial resources and projected results of operations.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class C Units only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class C Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class C Units:

- There will be no public market for your Class C Units, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class C Units for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

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- Under the LLC Agreement, the Class C Units may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

Taking all that into account, you should plan to own your Class C Units until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class C Units will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class C Units are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class C Units are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class C Units than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class C Units:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Oregon, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class C Units.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

Subcontractor failure to perform: Any failure by a third-party subcontractor to perform its obligations in connection with the development of the Project may necessitate legal action by the Company and the payment of related fees and expenses to rescind the construction contract or to compel performance. Any such failure may also require the Company to engage substitute or additional contractors at additional costs to complete construction. The Company may incur additional risks if it agrees to make

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periodic progress payments or other advances to third-party contractors or subcontractors prior to completion of construction. These and other such factors can result in increased costs of developing the Project. If the Company's financial assumptions regarding the Project are inaccurate, there may be insufficient funds to distribute funds from operations or sale of the Project in amounts sufficient to enable us to repay investors their capital contributions.

Mechanic's Liens: The Project may be subject to mechanic's liens which entitle the holder of such lien to foreclose on the Project. State law provides any person who supplies services or materials to a real estate project with a lien against the project securing any amounts owed to such person. Although the Company intends to use procedures to prevent the occurrence of mechanic liens (such as requiring mechanic lien releases prior to payment) no assurance can be given that mechanic liens will not appear against the Project. If a mechanic lien does appear, then it must be negotiated by the Company to obtain its release or the person holding such lien will have the right to bring an action to foreclose on the Project to satisfy the amount due under the lien.

Use of Proceeds: The estimated use of proceeds is based upon the best available information of the Manager at this time as well as current estimates of income from the rental of the units in the Project and other revenues and expenses relating to the development, construction and operation of the Project. If the assumptions with respect to demand for the Project do not prove correct, the Project would have difficulty in achieving its anticipated results. The estimated use of proceeds figures assume occupancy levels and certain rental rates, there can be no assurance that the Project can achieve or maintain the occupancy levels or other growth rates assumed by the estimated use of proceeds. Some of the other underlying assumptions in the estimated use of proceeds figures inevitably may not materialize and unanticipated events and circumstances may occur. Therefore, the actual results achieved during the period covered may vary from the estimated use of proceeds, and the variation may be material. As a result, the rate of return to the investors may be lower than that projected. Any distributions to investors will depend on our ability to operate the Project profitably or ultimately to sell the Project at a profit, which, in turn, will depend upon economic factors and conditions beyond our control.

Increases in Project expenses: Increases in operating costs due to inflation and other external factors may not necessarily be offset by increased rents. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased costs without decreasing occupancy rates. As a result, the increased expenses may reduce or completely hinder distributions from the Company to investors.

Changes in regulation and zoning: Like all real estate, the Project is subject to extensive building and zoning ordinances and codes that affect the construction and use of the property. These ordinances and codes are subject to change at any time. Any adverse change in the local zoning could affect the ability of the owner or any tenant to renovate the leased premises and, in the event of a substantial casualty loss, to rebuild or utilize the premises "as is."

Rights to distributions are subordinate to the lender's rights: The right of the investors to receive distributions from the Company is expected to be subordinate to the rights of the Company's lender(s).

In the event the Company were to default in its obligations to the lender, the Company would be prohibited from making further distributions to the investors until the default were cured.

The value of the Class C Units was arbitrarily determined: We established the offering price of our Class C Units on an arbitrary basis. The Class C Unit selling price bears no relationship to our book or asset values or to any other established criteria for valuing Class C Units. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation.

As a Member you have not selected our Manager, and you have limited ability to influence the operating decisions: The Operating Agreement provides that the affairs and business of the Company will be managed under the direction of our Manager. As the sole manager, our Manager will hold complete control over all material decisions affecting the business and affairs of the Company and can take most actions without the consent of the Members. Members do not elect or vote on our Manager and have only very limited voting rights on matters affecting our business, and therefore limited ability to influence our business and operational decisions. As a Class C Member, you have no voting rights and will not be able to influence operating decisions.

Limited Voting Rights: Class C Members have no voting rights with respect to the Company. Class C Members only have the right to vote on Amendments to the Operating Agreement, the threshold for which is a simple majority of all Members, meaning an Amendment could adversely affect you, even if you don't consent to it.

Loss of Limited Liability Protection: In general, holders of membership interests in a limited liability company are not liable for the debts and obligations of a limited liability company beyond the amount of the capital contributions they have made or are required to make under their Subscription Agreement. Under the Oregon Limited Liability Company Act, members of a limited liability company would be held personally liable for any act, debt, obligation or liability of a limited liability company to the extent that Members of a business corporation would be liable in similar circumstances. In this regard, the court may consider the factors and policies set forth in established case law with regard to piercing the entity veil, except that the failure to hold meetings may not be considered a factor tending to establish that the Members have personal liability for any act, debt, obligation or liability of the limited liability company if the Articles of Organization and Operating agreement do not expressly require the holding of meetings of Members and Managers. The Manager intends to act in a manner reasonably designed to avoid personal liability on the Members by complying with the Operating Agreement and applicable state-imposed formalities.

Debt Service Obligations: The acquisition, construction, development and operation of the Project will be financed in part by Debt Financing, which will increase the Company's exposure to loss. The use of Debt Financing involves a high degree of financial risk and may increase the exposure of the Company and the Project to factors such as rising interest rates, downturns in the economy or deterioration in the condition of the collateral underlying such investments. The use of leverage will increase the risk of loss.

Our Operating Agreement contains no limitations on the amount or terms of Debt Financing that the Company may incur. As a result, the Company may incur substantial debt in the future. Incurring debt could subject the Company to many risks, including the risks that:

- Our cash flows from operations will be insufficient to make required payments of principal and interest;

- Our debt may increase the Company's vulnerability to adverse economic and industry conditions;

- The Company will be subject to restrictive covenants that require the Company to satisfy and remain in compliance with certain financial requirements or that impose certain limitations on the Company's operations;

- The Company may be required to dedicate a substantial portion of the Company's net cash from operations to payments on the Company's debt, thereby reducing any potential distribution of net cash from operations to the Members, funds available for operations and capital expenditures, future improvements or operations; and

- The terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

If the Company does not have sufficient funds to repay the Debt Financing the Company incurs when it matures, the Company may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense could adversely affect the Company's cash flows and, consequently, cash potentially available for distribution to the Members. To the extent the Company is required to raise additional equity to satisfy such debt, existing Members could see their interests diluted. If the Company is unable to refinance the Company's debt or raise additional equity on acceptable terms, the Company may be forced to dispose of the property on disadvantageous terms, potentially resulting in losses. To the extent the Company cannot meet any future debt service obligations, the Company will risk losing the Project, and you could lose some or all of your investment.

Debt financing documentation: In order to engage in its planned business operations (including constructing the improvements on the land and operating the Project), the Company intends to obtain and enter into definitive loan documentation with a third-party lender for initially, a construction loan, and, after completion of construction, a permanent loan to replace the construction loan (collectively, the "Debt Financing"). The definitive loan documentation will be subject to the approval of the respective lenders providing the Debt Financing. The Company expects that the definitive loan documentation will be substantially similar to the terms currently being sought by the Company. However, if the definitive Debt Financing documentation and the terms thereof differ materially from those anticipated to be obtained by the Company, then such events may adversely affect the Company and the Company's plans for the Project and investors' investment in the Class C Units.

Mortgage Lien: We expect that Company's Debt Financing will be secured by a first position lien on the Project. Therefore, if the Company defaults on any of its obligations under such Debt Financing it could result in Company's lender foreclosing on the Project or otherwise being entitled to revenues generated by and through the Project.

Net Income and Loss Allocation Discretion: In order for the allocations of income, gains, deductions, losses and credits under the Company's Operating Agreement to be recognized for tax purposes, such allocations must possess substantial economic effect. No assurance can be given that the IRS will not claim that such allocations lack substantial economic effect. If any such challenge to the allocation of losses to any Member were upheld, the tax treatment of the investment for such Member could be adversely affected.

Creditor Covenants: We expect that Company's arrangements with its creditors will include certain covenants that, among other things, may restrict, (i) investments, loans and advances and the paying of distributions and other restricted payments; (ii) the incurrence of additional indebtedness; (iii) the granting of liens, other than liens created pursuant to the credit facility and certain permitted liens; (iv) transactions with affiliates; (v) the sale of assets; and (vi) capital expenditures. The Company's credit arrangements may also likely require the Company to maintain certain financial ratios, such as leverage ratios. All of these restrictive covenants may restrict the Company's ability to expand or pursue its business strategies. The Company's ability to comply with these and other provisions of its credit arrangements may be impacted by changes in economic or business conditions, results of operations or events beyond Company's control. The breach of any of these covenants could result in a default under Company's credit arrangements, in which case, depending on the actions taken by the lenders thereunder, such lenders could elect to declare all amounts borrowed under our credit arrangements, together with any accrued interest, to be due and payable. If the Company were unable to repay any such borrowings or interest, the Company's lenders could proceed against any collateral they may have claims to.

General Tax Risk: There are substantial risks associated with the federal income tax aspects of an investment in us. The Company intends to be taxed as a partnership. In addition to continuing IRS reexamination of the tax treatment of partnerships, the income tax consequences of an investment in our Class A Units are complex, under the Internal Revenue Code of 1986, as amended (the "Code"). The following paragraphs summarize some of the tax risks to the Members that are U.S. Investors (as defined below under the section titled "Income Tax Considerations"). Because the tax aspects of this offering are complex, and certain of the tax consequences may differ depending on individual tax circumstances, each potential investor is urged to consult with and rely on his, her or its own tax advisor concerning this offering's tax aspects and his, her, or its specific situation. In addition, this Memorandum does not describe in detail any U.S. tax risks for Non-U.S. Investors (as defined below under the section titled "Income Tax Considerations"). Non-U.S. Investors are urged to consult with their own tax advisors as to the tax consequences to them of an investment in the Company. No representation or warranty of any kind is made with respect to the IRS's or any other taxing authority's acceptance of the treatment of any item by us or by an investor.

Disallowance of Deductions: The availability, timing, and amount of deductions or allocations of income will depend not only upon general legal principles but also upon various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among other things, whether fees paid to the Manager or its affiliates are non-deductible on the ground that such payments are excessive or constitute nondeductible distributions to the Manager or an Affiliate. If the IRS were successful, in whole or in part, in challenging us on these issues, the federal income tax benefits of an investment in us, if any, might be materially reduced.

Change in Tax Law: Investors should be aware that new administrative, legislative, or judicial action could significantly change the tax aspects of an investment in us. Any such change may or may not be retroactive with respect to the transactions entered into or contemplated before the effective date of such change and could have a material adverse effect on an investment in the Class C Units. We have not obtained, and do not plan to obtain, any ruling from the IRS on any matter affecting the Company or any Member, or any tax opinion.

Company tax matters are complex: IN VIEW OF THE COMPLEXITIES OF THE TAX LAWS, EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT

WEST LOMBARD SC LLC

This is an Investment Agreement, entered into on _____ by and between West Lombard SC LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "West Lombard SC LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

   2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Percentage Interests" for _____ [Purchase Price] (the "Shares").

   2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of Oregon, without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Oregon unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at robert@oakleaf.dev. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a

problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US, YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

    17.1.   **No Transfer**. You may not transfer your rights or obligations.

    17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

    17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: WEST LOMBARD SC, LLC
By: West Lombard, LLC, As Manager
By: Viking Development, LLC, An Oregon limited liability company its manager

By _____

Robert L. Pile, Manager

EXHIBIT D: COMPANY OPERATING AGREEMENT

THE UNITS OF MEMBERSHIP INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE **SECURITIES ACT** OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS **STATE ACTS** AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE SECURITIES ACT. SUCH UNITS OF MEMBERSHIP INTERESTS WERE ISSUED IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION CONTAINED IN SECTION 4(A)(2) OF THE SECURITIES ACT AND APPLICABLE EXEMPTIONS FROM REGISTRATION OR QUALIFICATION UNDER THE STATE ACTS. THE UNITS OF MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE SECURITIES ACT AND THE STATE ACTS, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND OR REGISTRATION OR QUALIFICATION UNDER THE STATE ACTS, OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED. ALL UNITS OF MEMBERSHIP INTERESTS OF THE COMPANY ARE GOVERNED BY THE TERMS OF THIS OPERATING AGREEMENT, INCLUDING THE ADDITIONAL TRANSFER RESTRICTIONS CONTAINED HEREIN AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH THE TERMS OF THIS AGREEMENT. BASED UPON THE FOREGOING, EACH HOLDER OF A MEMBERSHIP INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT THEREIN FOR AN INDEFINITE PERIOD OF TIME.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF WEST LOMBARD, LLC, AN OREGON LIMITED LIABILITY COMPANY AGREEMENT

This THIRD AMENDED AND RESTATED OPERATING **Agreement** West Lombard, LLC, an Oregon limited liability company **Company** is entered into on October 30, **Signing Date** May 31 **Effective Date**, by and among (i) Viking Development LLC, an Oregon limited liability company **Manager** counterpart signature page to this Agreement; (iii) any other Person executing a Subscription Agreement (as defined below) to become a Member of the Company from time to time and pursuant to that Subscription Agreement agreeing to be bound by the terms and conditions of this Agreement; and (iv) any other Person admitted in accordance with this Agreement as a Member of the Company from time-to-time.

This Agreement amends, restates and replaces in its entirety that certain Amended and Restated Operating Agreement of the Company dated February 28, 2023, as amended by that certain First Amendment to Amended and Restated Operating Agreement dated July 31, 2023, as amended by that certain Second Amendment to Amended and Restated Operating Agreement dated May 30, 2024.

The parties by this Agreement set forth the Operating Agreement for the Company under the laws of the State of Oregon upon the terms and subject to the conditions set forth herein.

Article 1. <u>Definitions</u>

The following terms used in this Agreement will have the following meanings:

1.1 means the Oregon Limited Liability Company Act as in effect on the Effective Date of this Agreement, as amended, supplemented or restated from time to time, and any successor statutes.

1.2   Additional Capital Contribution   shall mean the total value of additional cash contributed to the Company by Class A Members under Section 5.3.

1.3   means a Person, other than an initial Member, admitted as a Member of the Company as a result of an issuance of Units to such Person by the Company.

1.4   means, with respect to any Person, the deficit balance, if any, in such

adjustments: (i) the Capital Account will be increased by any amounts which such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) the Capital Account will be decreased by the items described in Regulations sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Deficit is intended to comply with Regulation section 1.704-1(b)(2)(ii)(d) and must be interpreted consistently therewith.

1.5   Advancing Members   Section 5.3(b).

1.6   Affiliate
through one or more   controls, is controlled by, or is under common control with the Person
                              Control
direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

1.7   means this Third Amended and Restated Operating Agreement as originally executed and as amended, modified or restated from time-to-time.

1.8   means the Articles of Organization of the Company as filed with the Oregon Secretary of State, as may be amended or restated from time-to-time.

1.9   Award Agreement   Class P Unit Award Agreement setting forth the terms and provisions applicable to an award of Class P Units granted.

1.10   Benchmark Price
award of Class P Units under the Plan and set forth in each Award Agreement. The Benchmark Price corresponds to the portion of the valuation of the Company in which each Class P Unit is not entitled to share upon until the occurrence of a liquidation event.

1.11   means each day of the week which is not a Saturday, Sunday or a holiday recognized and observed by the Federal Reserve Board of Governors.

1.12   means the account maintained with respect to a Person determined in accordance with the provisions of this Agreement.

1.13   shall mean the total value of cash contributed to the Company by Members.

1.14   means those Persons who purchased Class A Units as reflected on the Register.

1.15   Class A Percentage Interest
Units determined by dividing (a) the number of Class A Units held by that holder by (b) the total number of issued and outstanding Class A Units.

1.16   means those Units of Membership Interest owned by Persons purchasing such Class A Units.

1.17   Class A-C Distribution Percentage
Class A Units and Class C Units determined by dividing (a) the number of Class A Units or Class C Units held by that holder by (b) the total number of issued and outstanding Class A Units and Class C Units.

1.18   Class A-C-P Distribution Percentage
Class A Units, Class C Units and Class P Units determined by dividing (a) the number of Class A Units, Class C Units or Class P Units held by that holder by (b) the total number of issued and outstanding Class A Units, Class C Units and Class P Units.

1.19   means Viking Development LLC, an Oregon limited liability company.

1.20   means those Units of Membership Interest owned by the Class B Member.

1.21   C   means West Lombard SC, LLC, a Delaware limited liability company.

1.22   means those non-voting Units of Membership Interest owned by the Class C Member.

1.23   Class P Members

1.24   Class P Units   means non-voting
within the meaning of Revenue Procedures 93-27 and 2001-43, as more fully described herein.

1.25   means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws, and to the extent applicable, the Regulations.

1.26   means West Lombard, LLC, an Oregon limited liability company.

1.27
forth in Regulations sections 1.704-2(b)(2) and 1.704-2(d).

1.28   means the real property and multifamily improvements constructed thereon owned by the Company and generally located thereon at 6343 N Lombard, Portland, OR 97203.

1.29   is defined in <u>Section 3.9</u>.

1.30   means, with respect to any Person: (i) any indebtedness of such Person for borrowed money in connection with Company Property, whether or not evidenced by a note, bond, or other instrument; (ii) obligations of such Person as lessee under any capital leases treated as a debt for federal income tax purposes; (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any Company Property owned or held by such Person, whether or not such Person has assumed or become liable for the obligations secured thereby; or (iv) any other liabilities of such Person (contingent or otherwise) as assumed or taken subject to by the Company.

1.31   is defined in Section 5.3(b).

1.32   is defined in Section 5.3(b).

1.33   means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year and which difference i   -3(d) of the Regulations, Depreciation for such Fiscal Year will be the amount of book basis recovered for such Fiscal Year under the rules prescribed by section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset the Gross Asset Value of which differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation will be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted basis; provided, however, that in the case of clause (ii) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

1.34   is defined in Section 10.3.

1.35
Company Property pursuant to the Act, the Articles and this Agreement; *provided* that Economic Rights do not include any management or Voting Rights.

1.36   means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by facsimile or electronic mail; *provided, however*, that the Company may require that any such electronic transmission must either set forth or be submitted with information from which the Company can determine that the electronic transmission was authorized by a Member or Manager as the case may be.

1.37   shall mean any mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option or preferential right to purchase.

1.38   means any Managership, Membership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, unincorporated organization, government or any agency or political subdivision thereof, joint stock company or other business organization, including, without limitation, any foreign trust or foreign business organization.

1.39   is defined in Section 5.2(b).

1.40   shall mean, at any given time, the value at which the interest would change hands in a transaction between a willing buyer and a willing seller, each acting freely, voluntarily and without any compulsion, taking into consideration all relevant facts and circumstances, including the provisions of the Articles and this Agreement.

1.41   is defined in Section 5.1.

1.42

extent permitted under Code section 706 and otherwise, as determined pursuant to Code section 706.

1.43 means the adjusted basis of an item of Company Property for federal income tax purposes, except as follows: (i) The initial Gross Asset Value of the Company Property (if any) contributed by the Members is set forth in Exhibit A and the initial Gross Asset Value of any Company Property subsequently contributed by an Interest Holder to the Company will be the gross fair market value of such Company Property, as determined by the Manager. (ii) The Gross Asset Value of items of such Company Property will be adjusted to equal the gross fair market value of such Company Property, as determined by the Manager, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Person of more than a de minimis amount of Company Property as consideration for an interest in the Company; (C) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a non-Member acting in a Member capacity or in anticipation of becoming a Member; and (D) the liquidation of the Company within the meaning of Regulation section 1.704-l(b)(2)(ii)(g); (iii) The Gross Asset Values of such Company Property will be increased or decreased to reflect any adjustments to the adjusted basis of such Company Property pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation section 1.704-1(b)(2)(iv)(m), Section 7.1,

will not be adjusted pursuant to this paragraph (c) to the extent the Manager determines that an adjustment pursuant to the preceding paragraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to Regulation section 1.704-1(b)(2)(iv)(m), and provided further, that in all events the Gross Asset Value of cash and any cash equivalent will be the dollar amount thereof. If the Gross Asset Value of an item of Company Property has been determined or adjusted pursuant to the (i) or (ii) above, such Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such item of Company Property for purposes of computing Profits and Losses in accordance with Regulation section 1.704-1(b)(2)(iv)(g).

1.44 means (a) any Person who is or was an officer of the Company, if any; (b) the Manager, together with its officers, directors, members and managers; (c) Affiliates of the Manager, together with its officers, directors, shareholders, members and managers; (d) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, tax matters partner, fiduciary or trustee of another Person (including any subsidiary); *provided* that a Person shall not be an Indemnified Person by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial

Agreement.

1.45 is defined in Section 5.1.

1.46 means, as applicable, the Members, transferees and Manager, if any.

1.47 means the Investment Company Act of 1940, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

1.48 means any Transfer by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or similar legal process arising from or related to the exercise of any rights or remedies by a person other than the Member or his voluntary transferee.

1.49   Issuance Items
the issuance of an interest by the Company to a Person.

1.50   means Viking Development LLC, an Oregon limited liability company or such other Person who succeeds Viking Development LLC, an Oregon limited liability company, pursuant to the terms hereof.

1.51   means each Person who executes a counterpart of this Agreement or a Subscription Agreement as an initial Member and each Person who may hereafter become an Additional Member or substitute Member. The term Members shall include all Class A Members, the Class B Member and the Class C Member.

1.52
set forth in Section 1.704-2(b)(4) of the Regulations.

1.53   means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if that Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation section 1.704-2(i)(3).

1.54

1.55
percentage, with the numerator being the number of Units that Member owns and the denominator being the total number of Units issued and outstanding to all Members, including, without limitation, that

1.56   Memorandum
the Company is offering for sale of its Units under Regulation D of the Securities Act, as such Private Placement Memorandum may be amended or supplemented from time to time.

1.57   Net Available Cash From Operations   means the gross cash proceeds from Company operations that are not the direct result of a refinance, sale, disposition, exchange or other transfer of all or any portion of Company Property, less any portion thereof used to pay or establish reserves for payment of all Company expenditures (including fees described herein or the Memorandum, specifically those set forth in Section 4.8 below, due the Manager or Affiliates) and contingencies, which reserves and contingencies shall be determined in the sole and absolute discretion of the Manager.

1.58   Net Capital Transaction Proceeds   means the net cash proceeds resulting from the refinance, sale, disposition, exchange, transfer of all or any portion of Company Property, less any portion thereof used to establish reserves for all Company expenditures (including fees described herein, specifically those set forth in Section 4.8 below, due the Manager or Affiliates) and contingencies (which reserves and contingencies shall be determined in the sole and absolute discretion of the Manager), and less any non-cash proceeds that may not, for any reason, yet be distributable, all as determined by the Manager in its sole discretion.

1.59   is defined in Regulation section 1.704-2(b)(3).

1.60   means the offering of Units to Persons as described in the Memorandum.

1.61   means any individual or Entity.

1.62
Company in accordance with Section 9.3.

1.63   means an eight percent (8.0%) non-compounding, annual return on each Class A   Unrecovered Investment, as adjusted from time to time as set forth in this Agreement. No Preferred Return shall begin to accrue with respect to each Class A Member and Class C Member until each such
becomes available for use by the Company. The Preferred Return is not a guaranty of payment, an interest rate, or a return on investment but, rather, a formula by which the amount the Company may distribute to a Class A Member and Class C Member in excess of the repayment of the

having sufficient available cash for distribution.

1.64   and
taxable income or loss for such Fiscal Year, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) will be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section will be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Regulation section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section will be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Company Property is adjusted pursuant to this Agreement, the amount of such adjustment will be taken into account as gain or loss from the disposition of such Company Property for purposes of computing Profits or Losses;

(d)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the Company Property disposed of, notwithstanding that the adjusted tax basis of such Company Property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, Depreciation for the relevant Fiscal Year will be taken into account, computed as provided in this Agreement;

(f)   To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code section 734(b) or Code section 743(b) is required pursuant to Regulation section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result

such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the Company Property and will be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this Agreement, any items that are specially allocated pursuant to Sections 7.2, 7.3, 7.4 and 7.5 will not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 7.2, 7.3, 7.4, and 7.5 will be determined by applying rules analogous to those set forth in (a) through (f) above.

1.65   is defined in Section 3.10(b).

1.66

Code in effect as of the date of filing the Articles and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

1.67

may be adjusted from time-to-time as provided for in this Agreement. Generally, the Sharing Ratio is the interest of a Member, expressed as a percentage and determined by using a fraction in which the number of Units owned by such Member is the numerator and the aggregate number of Units that are then outstanding is the denominator.

1.68   is defined in Section 5.1.

1.69   means, with respect to any Units or any interest in or part of a Unit, any sale, assignment, gift, conveyance or other transfer or disposition, whether voluntary or an Involuntary Transfer; *provided*, *however*   the original issuance of Units by the Company.

1.70   means a Person who attempts to Transfer all or a portion of its Units in the Company.

1.71   means a share of Membership Interests in the Company, each of which entitles the owner to the rights, preferences, allocations, distribution, and other benefits of ownership, subject to applicable restrictions, obligations and limitations, as may be determined from time to time for Units authorized for issuance pursuant to this Agreement. Except as otherwise provided in this Agreement, each Unit (or fraction thereof) shall be entitled to one vote (or fraction thereof) on matters submitted for the approval by the Members, and any Members holding Units as joint or co-tenants shall be treated as one Member with such other Members as they jointly or co-own the Units with. The term Units shall collectively include Class A Units, Class B Units, Class C Units and Class P Units.

1.72   Unrecovered Investment means, at any given time, the Capital Contribution of such Person decreased by (i) distributions made pursuant to Sections 6.2(b) and 6.3(b), and (ii) the Gross Asset Value of any Property (other than cash) distributed to such Person without charge or reduction for any Profit or Loss allocated to such Person.

1.73   means, with respect to Class A Units and Class B Units, the right to exercise voting or consensual rights of a Member under this Agreement. Class C Units and Class P Units will only have Economic Rights and shall not have Voting Rights.

Article 2.   Organization of Company

2.1   Organization. Pursuant to the Act, the Manager formed the Company as an Oregon limited liability company under the laws of the State of Oregon by filing the Articles with the Oregon Secretary of

State and entering into this Agreement. Also pursuant to the Act, the Members have entered into this Agreement. The rights and liabilities of the Interest Holders will be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Interest Holder are different by reason of any provision of this Agreement than they would be absent such provision, this Agreement, to the extent permitted by the Act, will control.

2.2 **Nature of Business**. As further described in the Memorandum, the purposes of the Company are to: (i) construct certain multifamily improvements on the land located at 6343 N. Lombard, Portland, OR 97203; and (ii) engage in such other activities directly related to the foregoing business as may be necessary, advisable, or appropriate in the reasonable opinion of the Manager.

2.3 **Term of the Company**. The term of the Company commenced on December 14, 2020, and will continue until the Company is dissolved as set forth herein. Notwithstanding the foregoing, the Company intends to sell the Company Property in three (3) years; provided that, the sale will be at the
the Company will begin
winding down its operations in a manner that is in

2.4 **Defects as to Formalities**. A failure to observe any formalities or requirements of this Agreement, the Articles, or the Act will not be grounds for imposing personal liability on the Manager or any Interest Holder for liabilities of the Company.

2.5 **Registered Office and Registered Agent.** The Company shall at all times maintain a registered agent as required by applicable laws, including the Act. The Company may change the registered agent and/or the address of its registered agent at such times and from time to time as the Manager may deem advisable.

2.6 **Principal Office**. The records required to be maintained by the Act shall be kept at the

additional places of business of the Company.

2.7 **No Partnership Intended for Non-Tax Purposes**. The Members have formed the Company under the Act and expressly do not intend hereby to form a general partnership, a limited liability partnership or a corporation. The Members do not intend to be partners to one another or partners as to any third party. To the extent any Interest Holder, by word or action, represents to another Person that any other Interest Holder is a partner or that the Company is a partnership, the Interest Holder making such wrongful representation shall be liable to any other Interest Holder who incurs personal liability by reason of such wrongful representation.

2.8 **Rights of Creditors.** None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

2.9 **Title to Company Property**. All Company Property will be owned by the Company as an entity separate and distinct from its owners and no Interest Holder will have any individual ownership
any will be
personal Company Property for all purposes. The Company shall hold all Company Property in the name of the Company or through a special purpose entity, owned in whole or in part by the Company, and not in the name or names of any Interest Holder. All funds of the Company will be deposited in such checking

ted by the Manager from time-to-time. Company funds cannot be commingled with those of any other Person. Company funds will be used by the Manager only for the business of the Company.

2.10   **Payments of Individual Obligations**

solely for the benefit of the Company and no asset of the Company will be transferred or encumbered for, or in payment of, any individual obligation of any Interest Holder.

2.11   **Adoption of Agreement, Effect of Inconsistencies with Act**. The Interest Holders shall be subject to the terms and conditions of this Agreement. Notwithstanding any other agreement between the Interest Holders with respect to the Company, the Interest Holders agree that this Agreement shall be the sole reflection of the agreements between and among the Company and the Interest Holders with respect to all matters relating to the governance of the Company. Except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to the Code or Regulations, this Agreement shall govern all matters between the Company and the Interest Holders relating to governance of the Company, notwithstanding any provision of the Act or any other law or rule to the contrary. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such amendment or interpretation. The Interest Holders agree that each Interest Holder shall be entitled to rely on the provisions of this Agreement and no Interest Holder shall be liable to the Company or to any other Interest Holder for any action or refusal to act taken in good faith reliance on the terms of this Agreement.

2.12   **Articles of Organization**. The Articles have been filed with the Secretary of State of the State of Oregon as required by the Act, such filing being hereby confirmed, ratified and approved in all respects. The Manager shall use all reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Oregon or any other state in which the Company may elect to do business or own Company Property. To the extent that the Manager determines such action to be necessary or appropriate, the Manager shall direct the appropriate officers to file amendments to and restatements of the Articles and to do all things to maintain the Company as a limited liability company under the laws of the State of Oregon or of any other state in which the Company may elect to do business

within the meaning of the Act for purposes of filing any such certificate with the Secretary of State of the State of Oregon. The Company shall not be required, before or after filing, to deliver or mail a copy of the Articles, any qualification document or any amendment thereto to any Member.

2.13   **Power of Attorney**.

      (a)   **Execution and Consent**. Each Member hereby irrevocably constitutes and **Special Attorney** as the attorney-in-

Power of Attorney

acknowledge, swear to and file documents and instruments necessary or appropriate to the conduct of Company business, which will include, but not be limited to, the following:

      (i)   this Agreement, as well as amendments thereto as required by the laws of any state;

      (ii)   any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state; and

(iii)   any documents that may be required to affect the continuation of the Company, the admission of an additional or substitute Member, the withdrawal of a Member, or the dissolution and termination of the Company, provided such continuation, admission or dissolution and termination are in accordance with the terms of this Agreement.

(iv)   The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an interest and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy, insolvency or dissolution of a Member provided, however, that such Power of Attorney will terminate upon the substitution of

of such Member from participation in the Company. Each Member hereby agrees to be bound by any representation made by the Manager and by any successors thereto, acting in good faith pursuant to this Power of Attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Manager and any successors thereto, taken in good faith under this Power of Attorney. Each Member agrees, if requested, to execute a special power of attorney on a document separate from this Agreement. In the event of any conflict between this Agreement and any instruments filed pursuant to the Power of Attorney granted in this Section, this Agreement shall control.

(b)   **Procedural Aspects**. The Power of Attorney granted by each Member to the Special Attorney:

(i)   may be exercised by the Manager whether by signing separately as attorney-in-fact for each Member or, after listing all of the Members executing an instrument, by a single signature of the Manager acting as attorney-in-fact for all of them; and

(ii)   shall survive the delivery of an instrument of transfer by any Member of the whole or any portion of or interest in its Interest, except that where a transferee of such Interest has been approved as a substituted or successor Member and the transferor shall thereupon cease being a Member (all in accordance with this Agreement), then the Power of Attorney of the transferor Member shall survive the delivery of such instrument of transfer for the sole purpose of enabling the attorneys-in-fact for such transferor Member (or any of them) to execute, swear to, acknowledge and file any and all instruments necessary to effectuate such transfer and substitution or succession.

Article 3.   Members

3.1   Authority to Act. Except to the extent expressly required by this Agreement, no Interest

business for the Company, nor will any Interest Holder have the power to act for or bind the Company, such power being vested solely and exclusively in the Manager as provided in this Agreement. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind nor execute any instrument on behalf of the Company.

3.2   Meetings of Members.

(a)   Optional Meetings. No annual or regular meetings of Members is required. Special meetings of Members may be called by the Manager from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Members as herein provided or upon any other matter deemed by the Manager to be necessary or desirable. Each Member shall have one (1) vote for each one (1) Unit attributable to that Member.

(b)   Place of Meetings. The Manager shall designate the place for any special meeting in the notice to Members. If no designation is made, the place of meeting shall be the principal place of business of the Company.

(c)   Notice of Meeting. The Company shall give written notice to each Member of the date, time and place of each meeting of Members not less than ten (10) and not more than sixty (60) days before the meeting. Written notices shall be delivered in the manner and deemed given as set forth in Section 14.8
which notice is required shall constitute a waiver of notice, unless the Member at the beginning of the meeting (or promptly upon arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

(d)   Meeting Materials. In connection with any action required or permitted to be taken at a meeting of the Members, the Company may communicate or provide information or materials to Members by (i) Electronic Transmission or (ii) making the information or materials available on a reasonably accessible electronic network, provided that (A) the information required to gain access to such electronic network is provided to Members a reasonable time in advance and (B) the Company may take reasonable steps to ensure that such information is available only to Members.

(e)   Quorum. The holders of a majority of the outstanding Units entitled to vote at such meeting (i.e. Class A Members and Class B Members), represented in person or by proxy, shall be necessary to constitute a quorum at meetings of the Members. Each of the Members hereby consents and agrees that one (1) or more Members may participate in a meeting of the Members by means of conference telephone or similar communication equipment by which all Persons participating in the meeting can speak and hear each other at the same time, and such participation shall constitute presence in person at the meeting. In the absence of a quorum, those present may adjourn the meeting for any period but in no event shall such period exceed thirty (30) days.

(f)   Manner of Acting. If a quorum is present, the affirmative vote of the Members, as required herein, shall be an action of the Members, unless a greater number or different vote is required by the Act. Unless so required by law, voting at meetings of Members need not be by written ballot and, if so required, any such requirement of a written ballot may be satisfied by a ballot submitted by Electronic Transmission by Members (including by Members present in person and Members participating in the meeting by means of conference telephone or similar communication equipment).

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Manager before or at the time of the meeting, including by notice delivered in the manner set forth in Section 14.8. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Conduct of Meeting. The Manager shall preside over and conduct the meeting. At all meetings of Members, accurate minutes of the meeting shall be taken by a natural person designated by the Manager. The minutes of the meeting shall be attested to by the Manager or other n

3.3   Member Action by Written Consent. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by one (1) or more written consents describing the action taken, signed by the holders of at least the minimum number of Units that would be necessary to authorize or take the action at a meeting of Members at which all Units entitled to vote thereon were present and voted, provided that:

(a)   A Member action taken by written consent is not effective unless all written consents on which the Company relies for taking such action are received by the Company within a sixty (60) day period and not previously revoked, in which case the Member action taken by written consent shall be effective on the date that all written consents on which the Company relies for taking such action are received by the Company or any later effective date specified therein; and

(b)   Unless the written consents of all Members entitled to vote have been obtained, written notice of any Member approval without a meeting shall be given at least five (5) days before the consummation of the transaction, action, or event authorized by the Member action to those entitled to vote who have not consented in writing.

(c)   Written consents or written notices, as contemplated above, shall be delivered in the manner and deemed given as set forth in <u>Section 14.8</u> below.

3.4   <u>Voluntary Withdrawal</u>. No Member may voluntarily withdraw from the Company

3.5   <u>Limitation of Liability</u>. The liability of Interest Holders will be limited as set forth in this Agreement, the Act and other applicable law. An Interest Holder will not be personally liable for debts, losses, obligations, or liabilities of the Company, whether that debt, loss, obligation, or liability arises in contract, tort, or otherwise, beyond its Capital Contributions, except as otherwise provided by law.

3.6   <u>Indemnification of Members</u> The Company shall indemnify the Members for all costs, losses, liabilities, and damages paid or accrued by such Member, and advance expenses incurred by the Interest Holders, in connection with the business of the Company, to the fullest extent provided or allowed by the laws of the State of Oregon, except to the extent such costs, losses, liabilities, damages or expenses were incurred either as a result of actions taken without any consent of Members and Manager required under this Agreement or applicable law as a condition to the taking of such action or otherwise as a result of the fraud, gross negligence, willful misconduct, or a material breach of this Agreement by the Member seeking indemnification, as determined by a court of competent jurisdiction pursuant to a final judgment.

3.7   <u>Other Activities of Members</u>. Each Member may enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that some of the Members may enter into transactions that are similar to the transactions into which the Company may enter and the Company and each Member waives the right or claim to participate therein. Notwithstanding the foregoing: (i) each Member shall account to the Company and hold, as trustee for it, any Company Property, profit, or benefit derived by the Member, without the consent of the Manager, in the formation, conduct and winding up of the Company business or from a use or appropriation by the Members of Company Property, including information developed exclusively for the Company and opportunities expressly offered to the Company; and (ii) no Member may utilize Company Property for other than Company purposes.

3.8   <u>Other Self-Interest</u>. A Member does not violate a duty or obligation to the Company

may lend money to and transact other business with the Company only in accordance with this Agreement. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company will be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is a conflict or is approved or ratified as provided for in this Agreement.

3.9 **Confidential Information**. The Members recognize and acknowledge that as Members they will have access to, be provided with and, in some cases, will prepare and create Confidential Information (as defined below). A Member shall not, either while a Member or subsequently, use or disclose any Confidential Information, either personally or for the use of others, other than in connection

Confidential Information to any Person who is not a Member, not employed by the Company, or not authorized by the Manager to receive such Confidential Information without the prior written consent of the Manager. Additionally, notwithstanding anything herein to the contrary, the Company may keep as confidential from Members for such period of time as the Company deems reasonable any information which the Company reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Company in good faith believes is not in the best interest of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential. Each Member shall use reasonable and prudent care to safeguard, protect, and prevent the unauthorized use and disclosure of Confidential Information. The obligations contained in this Section will survive for as long as the Company, in its sole judgment, considers subject information to be Confidential In   **Confidential Information**
to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or

activities on behalf of the Company.

3.10 **Types of Membership Interest; Side Letter**.

(a) As of the Effective Date of this Agreement, the only types of Units the Company is authorized to issue are Class A Units, Class B Units, Class C Units and Class P Units. The Class B Member presently owns all of the Class B Units. Subject to the provisions of Article 5 below, the Manager shall have the authority to raise additional capital through the Company offering new Units, of any kind of class, without the consent of the Members that may be superior in terms of rights and preferences to the Members. Each Member hereby consents to the amendment of this Agreement by the Manager to the extent necessary to facilitate the issuance of new Units in future capital fundraising of the Company, irrespective of whether such issuance is dilutive to the

possessed by the Member hereunder.

(b) The type and number of Units held by the Members, and the opening Capital Account balances of the Members and the Sharing Ratio of each Member, are set forth in a separate
                         Register
time to time by the Manager to reflect transfers of Units and the issuance of new Units in accordance
                                                                                    Exhibit A.

(c) The Manager may enter into agreements with certain Members that will result in different terms of an investment in the Company than the terms applicable to other Members. As a result of such agreements, certain Members may receive additional benefits which other Members will not receive. Notwithstanding the foregoing, the Manager will notify the other Members of any such agreement or any of the rights and/or terms or provisions thereof, provided, that the Manager will not be required to offer such additional and/or different terms or rights to any other Member. The Manager may enter into any such agreement with any Members at any time in its sole discretion.

(d)   In connection with adoption of this Agreement, the Company may issue Class P Units to certain officers, managers, key employees and contractors. Class P Units shall be issued in accordance with this Agreement and the terms of the applicable Award Agreement in exchange for services rendered to or on behalf of the Company. All Class P Unit

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and 2001-43. The provisions of this Agreement and the applicable Award Agreement will be interpreted in accordance with such intent. Consequently, the initial Capital Account with respect to any Class P Units shall be zero dollars ($0.00). The Company and each holder of Class P Units agree that such holder will be treated as the owner of such Class P Units and a Member of the

income, gain, loss and deduction attributable to such Class P Units under this Agreement in computing its income tax liability from and after the date of issuance. Unless otherwise required by applicable law, at both the date of issuance of the Class P Units and the date on which such Class P Units become substantially vested, neither the Company nor any Class P Units holder will deduct or include any amount as wages, compensation or otherwise with respect to the fair market value of the Class P Units. Unless determined otherwise by the Company, each recipient of Class P Units will execute and timely file with the Internal Revenue Service a protective election under Code Section 83(b) to include the liquidation value of his or her Units in income on the date of grant and promptly provide evidence of such election to the Company. If a holder of Class P Units forfeits unvested Class P Units, the Company will make forfeiture allocations in accordance with the principles of proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c), taking into account any amendments thereto and any temporary or final Treasury Regulations issued pursuant thereto. Each Member authorizes the Company to elect to apply the safe harbor set forth in proposed Treasury Regulations Section 1.83-3(l) and Internal Revenue Service Notice 2005-43 (under which the fair market value of a partnership interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest) if such proposed Treasury Regulation or a similar proposed Treasury Regulation becomes a final or temporary Treasury Regulation. In connection with such election, the Members hereby authorize the Company to amend this Agreement to provide that (A) the Company is authorized and directed to, and will, elect the safe harbor, (B) the Company and each of its Members (including any Person to whom a Membership Interest is issued in connection with the performance of services) agrees to comply with all requirements of the safe harbor with respect to all interests issued in connection with the performance of services while such election remains in effect, and (C) the Company and each of its Members agree to take all actions necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the applicable Treasury Regulations for such election to be effective. In the event this Agreement is so amended, the Company and each Member agrees to comply with all requirements of the safe harbor and the election with respect to all Class P Units in the Company granted in connection with the performance of services. The Managers shall cause the Company to comply with all record-keeping requirements and other administrative requirements with respect to the safe harbor as shall be required by proposed or final regulations relating thereto. Each Member agrees to cooperate with the Manager to perfect and maintain the safe harbor election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Manager, at the expense of the Company.

3.11   **Certificates**. The Company will not issue certificates in the name of any Member.

3.12   **Waiver of Conflict of Interest**. EACH MEMBER HEREBY IRREVOCABLY AND PERPETUALLY WAIVES ANY CONFLICT OF INTEREST AND THE RIGHT TO CLAIM OR ASSERT A CONFLICT OF INTEREST, INCLUDING WITHOUT LIMITATION THE CONFLICTS AS SET FORTH HEREIN OR IN THE MEMORANDUM. Without such a waiver, each Member would not have become a party to this Agreement. Each Member hereby indemnifies and defends the Company, each other Member, the Manager and all of their Affiliates free and harmless from and against any and all claims, liabilities, causes of action, damages, liens, losses, and expenses (including, without limitation, attorney

conflict of interest involving a transaction or agreement with the Company, including without limitation any conflicts.

3.13   Conflicts and Legal Representation: Disclosure and Waiver. ALL PARTIES TO THIS AGREEMENT ACKNOWLEDGE THAT THIS AGREEMENT HAS BEEN DRAFTED BY COUNSEL FOR THE COMPANY AND MANAGER. THE MEMBERS, BY THEIR SIGNATURE HEREUNDER AND/OR TO A SUBSCRIPTION AGREEMENT, WAIVE ANY CONFLICT OF INTEREST AS IT RELATES TO COUNSEL FOR THE COMPANY AND MANAGER AND ACKNOWLEDGE THE FULL AND COMPLETE DISCLOSURE OF SUCH CONFLICT AND SIMULTANEOUS REPRESENTATION. ALL MEMBERS ACKNOWLEDGE THAT, IN BECOMING A MEMBER OF THIS COMPANY, THEY HAVE BEEN ADVISED OF THE RIGHT AND NEED TO OBTAIN THE ADVICE OF INDEPENDENT COUNSEL IN SIGNING THIS AGREEMENT OR HAVE FREELY CHOSEN NOT TO SEEK SUCH ADVICE AFTER AN OPPORTUNITY TO DO SO.

Article 4.   Management; Operation of Business

4.1   Management by Manager; Officers.

(a)   **Manager**. Viking Development LLC, an Oregon limited liability company, is the initial Manager of the Company. The Manager will be the manager of the Company and in such capacity will have full responsibility and exclusive and complete discretion in the management and control of the business and affairs of the Company for the purposes stated herein, will make all de
discretion to take any and all action the Company is authorized to take and to make all decisions with respect thereto. The Manager is not required to be a Member. If, however, the Manager is also a Member, the Manager (in addition to, and not in lieu of, any rights it may have in its capacity as the Manager) will be entitled to all rights of a Member under this Agreement, including, without limitation, the right to receive distributions as a Member.

(b)   **Officers**. The Manager may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company and assign titles to any such person. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Oregon law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section may be revoked at any time by the Member. An officer may be removed with or without cause by the Manager. Nothing contained herein shall preclude any officer from serving the Company, any related person or any Member in any other capacity and receiving proper compensation therefor.

4.2   Term and Removal of Manager.

(a)   The Manager will serve as manager for an indefinite term or may choose to withdraw as manager, under certain circumstances, as provided in this Agreement. In the event of the withdrawal of the Manager, the Manager will reasonably cooperate with the Company and take all commercially reasonable steps to assist in making an orderly transition of the management function.

(b)   The Manager may assign its rights under this Agreement in its entirety or delegate certain of its duties under this Agreement to any of its Affiliates without the approval of the rmance and if such

required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. The Manager shall determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

(c)   The Members shall not have the power to remove the Manager on or before the 5th anniversary of February 28, 2023. Thereafter, the Manager may only be removed by a vote greater than seventy-five percent (75%) of the Members entitled to vote thereon (i.e. Class A Members and Class B Members). Upon removal of the Manager as set forth in the foregoing sentence, the Members may by a simple majority vote elect a new manager.

4.3   Powers of Manager. The Manager shall have exclusive control over the business of the Company, including the power to assign duties, to sign deeds, notes, deeds of trust, security agreements, contracts, instruments and agreements and to assume direction of the business operations. The Manager shall have all rights, power and authority generally conferred by law or necessary, advisable or consistent

faith with the Manager in the implementation of the purposes of the Company.

4.4   Contracts with Affiliates. The Manager may cause the Company to enter into other agreements whereby the Manager, Affiliates of the Manager or other Persons, or entities controlled by any of the foregoing, provide or sell or purchase services to or from the Company, are compensated for such services, and are reimbursed for expenses incurred on behalf of the Company in providing such services, so long as each such agreement is on terms and conditions that are fair and reasonable to the Company as determined by the Manager in its sole and absolute discretion and are at least as favorable to the Company as those generally available from unaffiliated Persons capable of similarly performing them in similar

s determined by the Manager in its sole and absolute discretion. Without limiting the generality of the foregoing, such agreements may provide for the payment

respect

to the management, servicing, acquisition or disposition of Company Property, the payment of loan

consulting or other fees with respect to applicable services provided to the Company.

4.5   _____. In discharging its duties, the Manager will be fully protected in relying in good faith upon the records required to be maintained hereunder, or pursuant to the Act, and upon such information, opinions, reports, or statements by any of the Interest Holders, agents, or by any other Person as to matters the Manager reasonably believes

expert competence and who has been selected with reasonable care

by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Interest Holders might properly be paid. Notwithstanding anything contained herein to the contrary, the Members hereto acknowledge and agree that neither the Manager, the Members nor any other officer, employee or agent of the Company (i) owes any fiduciary duties to the Company or the other Members or (ii) shall be liable to the Company or any other Members for breach of any fiduciary duties, except as otherwise provided in the Act.

4.6   Devotion of Time. The Manager shall not be obligated to devote all of its time or business efforts to the affairs of the Company. The Manager shall devote whatever time, effort, and skill as it deems appropriate for the operation of the Company. The Manager is not required to manage the Company as its primary function and it is understood and agreed that the Manager may have and may continue to have other substantial business interests and, except as specifically provided in the Memorandum or this Agreement, is hereby authorized to engage without limitation in any and all other business activities in addition to those relating to the Company. The Manager shall not incur liability to the Company or any Member as a result of engaging in any other business interests or activities of any nature or quantity.

4.7   **Competing Activities**. Except as specifically provided in the Memorandum or this Agreement:

(a)   The creation of the Company and the assumption by the Members and Managers of their respective rights and duties hereunder shall be without prejudice to the rights of any Member or Manager, or any of their respective Affiliates, Company officer, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates, to engage or invest in or possess an interest in other business ventures of every nature and description, independently or with others, including, but not limited to, the ownership, operation, management and syndication of opportunities that are similar to that of the Company and that might be in competition with the Company. Neither the Company nor any Member shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom. Except as specifically provided in the Memorandum or this Agreement, neither a Member nor a Manager nor any of their respective Affiliates, Company officer, nor any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates shall be obligated to present any particular opportunity or prospective economic advantage to the Company, even if such opportunity is of a character which, if presented to the Company, could be taken by the Company and each of the Members and the Managers, each of their respective Affiliates, Company officer, and each shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates shall have the right to take for their own account (individually or as a trustee, partner, or fiduciary) or to recommend to others any such particular opportunity. The Members hereby waive any and all rights and claims which they may otherwise have against any Member or Manager, or any of their respective Affiliates, Company officer, or any shareholder, officer, director, manager, member, or employee of any Member or Manager or any of their respective Affiliates as a result of any of such activities.

(b)   The pursuit of other business activities by any Member, Manager, or any of their respective Affiliates, including, but not limited to, other business activities that compete directly or indirectly with the business activities engaged in by the Company, is hereby specifically consented to by the Members and the Company and shall not be deemed a usurpation of opportunities of the Company or its Members, a breach of any fiduciary or other duty to the Company, its Members and/or Managers or wrongful or improper in any manner. Each Member and Manager acknowledges that it has entered into this Agreement and is participating in the transactions described herein with full knowledge of the business and activities of each other Member and its Affiliates and with full knowledge that each other Member and/or its Affiliates will continue to pursue other business and activities, including those which may be in direct or indirect competition with the business of the Company.

(c)   Neither the Company nor any Member shall have any right by virtue of this Agreement or as a result of the relationships created hereby to share or participate in any other business activities in which any Member, Manager, any of their respective Affiliates, Company officer, or any shareholder, officer, director, manager, member, or employee of any Member or

Manager or of any of their respective Affiliates is now or hereafter involved or to share or participate in the income or proceeds now or hereafter derived therefrom.

(d)　　No Member, Manager, any of their respective Affiliates, any Company officer or any shareholder, officer, director, manager, member, or employee of any Member or Manager or of any of their respective Affiliates shall be obliged to refrain from conducting, or to disclose to the Company or any other Member or Manager opportunities or plans for conducting, or to permit the Company or any other Member or Manager to participate in conducting, any activity whatsoever, even if such activity be in direct or indirect competition with the business of the Company or any other Member or Manager.

(e)　　Neither a Member nor a Manager will violate a duty or obligation owed to the Company merely because the conduct of the Member or Manager furthers its, his, or her own interest. A Member or Manager may lend money to and transact other business with the Company. The rights and obligations of a Member or Manager who lends money to or transacts business with the Company are the same as those of a Person who is not a Member or Manager, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if the material facts of the transaction

either (i) the transaction is fair to the Company, or (ii) the Manager authorizes, approves, or ratifies the transaction.

4.8　　Fees Payable to the Manager or Affiliates.

(a)　　The Manager will be reimbursed for all organization and Offering expenses (including legal, accounting, printing, marketing and other miscellaneous costs and expenses such as blue-sky filing fees), as well as costs and expenses relating to the organization of the Company.

(b)　　The Manager will also be reimbursed for reasonable and necessary expenses paid or incurred by the Manager in connection with the operation of the Company the following expenses: (A) all expenses incurred in connection with the ongoing offer and sale of Units, including but not limited to marketing expenses, reasonable travel expenses, printing of the Memorandum and exhibits and any sales literature, documentation of performance and the admission of Members; (B) all operating expenses of the Company such as fees, tax preparation fees, bank service fees, withholding or transfer taxes imposed on the Company or any Member, governmental fees and taxes, insurance, administrator fees, communications with Members, ongoing legal, accounting, auditing, third-party software and related systems, including accounting software, portfolio management systems, bookkeeping, consulting and other professional fees and expenses; and (C) all fees to protect or preserve any investment held by the Company, as determined in good faith by the Manager, and all litigation and indemnification fees and other expenses incurred in connection with the investigation, prosecution or defense of any claims by or against the Company, including extraordinary expenses. The Manager, in its sole discretion, may from time to time pay for any of the foregoing Company expenses or waive its right to reimbursement for any such expenses, as well as terminate any such voluntary payment or waiver

investment entities or accounts managed by the Manager or any of its affiliates on an equitable basis. Costs, expenses and fees shall be shared by all Members of the Company pro rata.

(c)　　The following Affiliates of the Manager will be entitled to receive the following fees: (i) Oakleaf redevelopment, LLC, an Oregon limited liability company, shall receive a development fee equal to three percent (3%) of the combined hard and soft costs of construction (excluding the land) and an asset management fee equal to one percent (1%) of the asset value to be paid in the following manner: development fee will be payable monthly as applicable hard and soft costs are incurred; asset management fee will be paid in equal quarterly installments; (ii) The Powell Group, LLC, an Oregon limited liability company shall receive a construction fee equal to five percent (5%) of the costs of construction to be paid in the following manner: monthly on the costs of construction incurred for the applicable month; (iii) McCleary Realty LLC, an Oregon limited liability company shall receive a broker fee equal to two percent (2%) at the time the Company Property is sold; and (iv) Evergreen Capital Advisors LLC, an Oregon limited liability company, shall receive a financing fee equal to one percent (1%) of the aggregate loan amount of all financing obtained by the Company payable at the time the financing closes. All agreements with all Affiliates are available for review by Members upon request. Any of these Affiliates, in their discretion, may elect to forego receipt of all or any portion of the fees due and payable above in exchange for Class B Units in the Company.

(d)   The Manager, as Class B Member, will own 100% of the Class B Units in the

Available Cash From Operations and Net Capital Transaction Proceeds as set forth below under Sections 6.2, 6.3 and 10.4.

4.9   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company and such Person shall be entitled to deal with the Manager

hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Manager or any officer in connection with any such dealing. In no event shall any Person dealing with the Manager or any of its officers or representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Manager or any officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect; (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company; and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

4.10   Exculpation; Indemnification; Advances; Insurance.

(a)   To the fullest extent permitted by applicable law, the Indemnified Persons shall not be liable to the Company or any other Indemnified Person or any Member for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company, this Agreement or any investment made or held by the Company, including with respect to any acts or omissions made while serving at the request of the Company as an officer, director, member, partner, tax matters partner, tax representative fiduciary or trustee of another Person or any employee benefit plan; *provided*, *however*, that such act or omission did not result from fraud, willful misconduct or an intentional material breach of this Agreement by such Indemnified Person.

(b)   To the fullest extent permitted by law, the Company shall indemnify and save harmless each of the Indemnified Persons from and against any and all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, **Expenses and Liabilities**

Person may be subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect subsidiary of the foregoing in connection with the business of the Company, or (ii) the fact that such Indemnified Person is or was acting in connection with the business of the Company as a partner, member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Indemnified Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any of its subsidiaries; *provided, however*, that such

breach of this Agreement by such Indemnified Person. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company (including any indebtedness which the Company has assumed or taken subject to) and the Manager (and its officers) are hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 4.10 in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this Section 4.10(a) that the Company indemnifies each Indemnified Person to the fullest extent permitted by law.

(c)   This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Indemnified Person. Furthermore, the Manager, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Indemnified Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of any Indemnified Person otherwise existing at law or in equity, are agreed by the Manager, the Members and the Company to replace such other duties and liabilities of such Indemnified Person.

(d)   Any indemnification under this Section 4.10 (unless ordered by a court) shall be made by the Company unless the Manager determines in the specific case that indemnification of the Indemnified Person is not proper in the circumstances because such Person has not met the applicable standard of conduct set forth in Section 4.10(b). Such determination shall be made in good faith by the Manager. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against

in connection therewith, notwithstanding an earlier determination by the Manager that the Indemnified Person had not met the applicable standard of conduct set forth in Section 4.10(b).

(e)

incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized in this Section 4.10.

(f)   The indemnification and advancement of expenses provided by or granted pursuant to this Section 4.10 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement, determination of the Manager, vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the Persons specified in Section 4.10(a) shall be made to the fullest extent permitted by law. The provisions of this Section 4.10 shall not be deemed to preclude the indemnification of any Person who is not specified in Section 4.10(a) but whom the Company has the power or obligation to indemnify under the provisions of the Act.

(g)   The Company may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section 4.10 against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled

Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section 4.10.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 4.10 shall, unless otherwise provided when authorized or ratified, shall inure to the benefit of the heirs, executors and administrators of any Person entitled to indemnification under this Section 4.10.

(i)   The Company may, to the extent authorized from time to time by the Manager, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company and to the employees and agents of any Affiliate similar to those conferred in this Section 4.10 to Indemnified Persons.

(j)   If this Section 4.10 or any portion of this Section 4.10 shall be invalidated on any ground by a court of competent jurisdiction, the Company shall nevertheless indemnify each

in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section 4.10 that shall not have been invalidated.

(k)   Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel and accountants, and any act or omission by such Person on behalf of the Company in furtherance of the interests of the Company in good faith in reliance upon, and in accordance with, the advice of such legal counsel or accountants will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions, *provided* that such legal counsel or accountants were selected with reasonable care by or on behalf of the Company.

(l)   An Indemnified Person shall not be denied indemnification in whole or in part under this Section 4.10 because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)   Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section 4.10, to the maximum extent permitted by law.

(n)   The members, managers, directors and officers of the Manager shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Company and on such information, opinions, reports or statements presented to the Company by any of the officers or employees of the Company or the Manager or by any other Person as to

professional or expert competence.

(o)   Any amendment, modification or repeal of this Section 4.10 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any Indemnified Person under this Section 4.10 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an Indemnified Person hereunder prior to such amendment, modification or repeal.

Article 5.   Capital Contributions

5.1   Initial Capital Contributions by Members. Each Member shall make the Capital subscription agreement for Units in a form and

Subscription Agreement

Subscription Agreement to the Manager together with the appropriate payment or documentation required under this Article 5, the Subscription Agreement or the Memorandum. The Company shall maintain Capital Accounts in the manner described in this Agreement. No interest will accrue on any Capital Contribution and no Interest Holder has the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. No Member (including the Manager) shall be deemed to have made a Capital Contribution by reason of guaranteeing a loan made to the Company.

The Manager shall admit investors as Members at the following times: (i) The Manager shall admit the initial group of Members at such time as it has received acceptable subscriptions from one or more investors undertaking to make Capital Contributions (the date of such admission being referred to herein as **Initial Admission Date**

Final Admission Date   all be the date as the Manager shall determine.

5.2   Capital Contributions.

(a)   Each Member has agreed to make Capital Contributions in an amount up to the Capital Contribution shall not, unless waived by the Manager, be less than $25,000.00) in whole or, from time to time, in part and at such times as the Company shall specify as provided herein.

(b)   The Company does not intend to have 25% or more of the Capital Contributions

ERISA

under ERISA. If necessary to avoid the Co
ERISA, the Manager shall have the right to take whatever action it deems necessary (after

to (i) seek to qualify under another exception under the applicable ERISA regulations; (ii) delay

to

require a Member to immediately withdraw from the Company. If any Member shall be required
to withdraw in accordance with the provisions of this Section, the Company shall pay to such

Contribution.

(c)   Capital Contributions shall be made in United States Dollars by wire transfer of
immediately available funds to an account or accounts of the Company specified by the Manager.

5.3   Additional Capital Contributions.

(a)   If the Manager determines from time to time that additional capital is necessary or
desirable, the Manager may seek such Additional Capital Contributions from the Class A Members
pursuant to this Section 5.3.

(b)   If the Manager, in its sole and absolute discretion, determine that additional capital
is necessary or desirable, the Manager shall notify the Class A Members of the amount of the
Additional Capital Contribution sought, it being understood that only Class A Members are
contributing capital. The
the Additional Capital Contribution requested, which proportions shall be in proportion to their
respective Class A Percentage Interests. Within ten (10) Business Days following the effective date
of the notice, each Class A Member shall either (i) make the Additional Capital Contribution in the
amount requested by the Manager or (ii) notify the Company (and the other Class A Members) of
the
Member fails to take either of the actions described in the preceding sentence, it shall be
conclusively presumed that the Class A Member elected not to make the Additional Capital
Contribution.

(c)   If any Class A Member fails to make the Additional Capital Contribution requested
pursuant to Section 5.3(b)   **Defaulting Member**
who made advances pursuant to Section 5.3(b)   **Advancing Members**   total amount
                    Deficiency
                                                                which shall be based on the relative proportions
for the Class A Members described in Section 5.3(b). Within ten (10) Business Days following the
                                                                shall either (i) advance that
                                                                other proportions as the
Advancing Members may mutually determine) or (ii) notify the Company of the Advancing
                                                                                                 Advancing
Member fails to take either of the actions described in the preceding sentence, it shall be

conclusively presumed that the Class A Member elected not to make the further Deficiency advance.

(d)   If any Class A Member makes the advance requested under <u>Section 5.3(b)</u>, then all funds advanced by the Class A Members pursuant to <u>Section 5.3(b)</u> shall be treated as Additional Capital Contributions, the Company will issue one additional Class A Unit for each dollar of additional capital contributed,
accordingly.

(e)   If any Class A Member makes the advance requested under <u>Section 5.3(c)</u> in connection with a Deficiency, then all funds actually advanced by Advancing Members under <u>Sections 5.3(c)</u> shall be treated as Additional Capital Contributions, the Company will issue one and one-half additional Class A Units for each dollar of additional capital contributed, and the

(f)   **Enforceability of Provisions**. THE MEMBERS ACKNOWLEDGE AND AGREE THAT, UNDER THE CIRCUMSTANCES EXISTING AS OF THE DATE HEREOF, THE REMEDIES PROVIDED FOR IN THIS <u>SECTION 5.3</u> ARE FAIR AND REASONABLE AND DO NOT CONSTITUTE A FORFEITURE OR PENALTY. THE MEMBERS FURTHER ACKNOWLEDGE AND AGREE THAT THEY HAVE BEEN ADVISED BY THEIR INDEPENDENT COUNSEL WITH RESPECT TO THE PROVISIONS OF THIS <u>SECTION 5.3</u> AND AGREE AND COVENANT NOT TO CONTEST THE VALIDITY OF ANY SUCH REMEDY AS A PENALTY, FORFEITURE OR OTHERWISE IN ANY COURT OF LAW (AND/OR ARBITRATION).]

5.4   Recoupment of Contribution. Except as expressly provided herein: (i) no Interest Holder will receive any recoupment or payment on account of or with respect to Capital Contributions, (ii) no Interest Holder will be entitled to interest on or with respect to any Capital Contributions, (iii) no Interest Holder will be entitled to withdraw any part of any Capital Contribution, and (iv) no Interest Holder will be entitled to receive any distributions from the Company.


Article 6.   Distributions


6.1   General. Except as otherwise provided in the Act, the Articles and this Agreement, no Person will have priority over any other Person as to the return of Capital Contributions, distributions, or allocations, no Person will have the right or power to demand or receive a distribution in a form other than cash and no Person may be required or compelled to accept a distribution of any Company Property other than cash in lieu of a proportional distribution of cash being made to other Persons, to the extent that the

6.2   Distributions of Net Available Cash From Operations. At such time as the Company has positive cumulative Net Available Cash From Operations, as determined by the Manager in its sole and absolute discretion, the Company shall distribute Net Available Cash From Operations as follows:

(a)   First, 100% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage until each Class A Member and Class C Member has received its respective Preferred Return;

(b)   Second, 100% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage until each Class A
Unrecovered Investment has been reduced to zero (-0);

(c)   Third, 80% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage and 20% to the Class B Member until each Class A Member and Class C Member has received an annualized internal rate of return equal to 12% on Capital Contribution to the Company;

(d)   Fourth, 75% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage and 25% to the Class B Member until each Class A Member and Class C Member has received an annualized internal rate of return equal to 15% on Capital Contribution to the Company;

(e)   Fifth, 70% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage and 30% to the Class B Member.

6.3   Distributions of Net Capital Transaction Proceeds. The Company shall distribute, when determined by the Manager in its sole and absolute discretion, the Net Capital Transaction Proceeds to the Members as follows:

(a)   First, 100% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage until each Class A Member and Class C Member has received its respective Preferred Return;

(b)   Second, 100% pro rata to the Class A Members and Class C Member in proportion to their Class A-C Distribution Percentage until each Class A Unrecovered Investment has been reduced to zero (-0);

(c)   Third, 80% pro rata to the Class A Members, Class C Member and Class P Members in proportion to their Class A-C-P Distribution Percentage and 20% to the Class B Member until each Class A Member and Class C Member has received an annualized internal rate

the Company;

(d)   Fourth, 75% pro rata to the Class A Members, Class C Member and Class P Members in proportion to their Class A-C-P Distribution Percentage and 25% to the Class B Member until each Class A Member and Class C Member has received an annualized internal rate

the Company;

(e)   Fifth, 70% pro rata to the Class A Members, Class C Member and Class P Members in proportion to their Class A-C-P Distribution Percentage and 30% to the Class B Member.

Notwithstanding anything to the contrary herein: (A) a Member will not participate in any distributions under this Section 6.3(e) on account of any Class P Units held by such Member until the distributions to the Members on account of their Units equal the Benchmark Price or threshold established with respect to such Class P Units as of the date on which such Class P Units were originally issued by the Company (if any); (B) provided further, that any such distributions to a Member holding Class P Units shall not exceed an amount that, taking into account an initial Capital Account of zero dollars ($0.00) and the cumulative impact of all prior allocations and distributions with respect to such Class P Units, would cause such Class P Unit
Procedures 93-27 and 2001-43; and (C) any distribution not made to a Member by reason of clauses (A)

and (B) will instead be divided among, and distributed to, the other Members whose right to participate in such distribution is not so limited.

6.4 **Liquidating Distributions**. In the event the Company is dissolved, and the business and affairs of the Company are wound up, distributions will be made pursuant to Section 10.4.

6.5 **Amounts Withheld**. All amounts withheld, pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation to the Interest Holders, will be treated as amounts distributed to the Interest Holders pursuant to this Article 6. The Company is authorized to withhold from distributions, or with respect to allocations, and to pay over to any federal, state or local government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate any such amounts to the Interest Holders with respect to which such amounts were withheld.

6.6 **No Required Tax Distributions**. The Company is not required to make any distributions to Persons for the payment of any taxes with respect to their Economic Rights in the Company. If the Company is required to make a payment to any governmental authority with respect to any federal, foreign,

such Interest Holder pursuant to this Agreement, or (ii) a loan (with interest at the applicable federal rate for loans of this type and duration) by the Company to such Interest Holder which will be payable on demand or by offset to any future distribution to such Interest Holder.

Article 7. Allocations

7.1 **Maintenance of Capital Accounts**. The Company will establish and maintain Capital Accounts with respect to each Member, transferee and Manager. The initial Capital Accounts of the Members will be the Capital Contribution amounts of the Members as set forth on the Register found as Exhibit A. Thereafter, Capital Accounts will be maintained in accordance with the following:

(a) **Increases**
capital contributed by such
nature of income or gain that are specially allocated pursuant to this Agreement, and the amount of any Company liabilities assumed by such Person or that are secured by any Company Property distributed to such Person.

(b) **Decreases**
cash and the Gross Asset Value of any Company Property (other than cash) distributed to such
and
any items in the nature of expenses or losses that are specially allocated pursuant to this Agreement, and the amount of any Debt of such Person assumed by the Company or that is secured by any Company Property contributed by such Person to the Company

(c) **Revaluation of Company Property**. Upon (i) the acquisition of any additional interest in the Company by any new or existing Interest Holder in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest of the Company; (iii) or the liquidation of the Company within the meaning of Regulation section 1.704-1(b)(2)(ii)(g) any revaluation gain or loss will be allocated to the Capital Accounts of Persons with Capital Accounts in the same manner as if the Company Property had been sold. In each case where there is an books, Capital Accounts will also be adjusted in accordance with Section 1.704-1(b)(2)(iv)(g) of the Regulations for allocations to them of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such Company Property.

(d)   **Distribution of Assets**. If the Company at any time distributes any of its Company Property in-
allocable share of the Profits or Losses, as determined pursuant to this Agreement, that would have been realized by the Company had it sold the Company Property that was distributed at its fair market value immediately prior to its distribution.

(e)   **Sale or Exchange of Interest**. In the event of a Transfer of all or a portion of a

Economic Rights.

(f)   **Compliance with Code section 704(b)**. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to be consistent with Regulation section 1.704-1(b) and will be interpreted and applied in a manner consistent with such Regulations. In the event the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any adjustments thereto (including, without limitation, adjustments relating to Debt which is secured by Capital Contributions or distributed Company Property or which is assumed by the Company or Members), are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article 10 upon the dissolution of the Company. Notwithstanding anything herein to the contrary, this Agreement will not be construed as creating a deficit restoration obligation or otherwise personally obligate any Person to make a Capital Contribution.

7.2   **Special Allocations**. The following special allocations will be made in the following order:

(a)   **Minimum Gain Chargeback**. Except as otherwise provided in Regulation section 1.704-2(f), if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Person with a Capital Account will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such

Regulation section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Person pursuant thereto. The items to be so allocated will be determined in accordance with Regulations sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Regulation section 1.704-2(f) and will be interpreted consistently therewith.

(b)   **Member Minimum Gain Chargeback**. Except as otherwise provided in Regulation section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Person who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation section 1.704-2(i)(5), will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal

Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulation section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Regulations sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Regulation section 1.704-2(i)(4) and will be interpreted consistently therewith.

(c) **Qualified Income Offset**. If any Person unexpectedly receives any adjustments, allocations, or distributions described in Regulation section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Deficit of such Person as quickly as possible, provided that an allocation pursuant to this Section will be made only if and to the extent that such Person would have an Adjusted Deficit after all other allocations provided for in Section 7.2 have been tentatively made as if this subsection (c) were not in the Agreement.

(d) **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions for any Fiscal Year will be specially allocated to the Person who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation section 1.704-2(i)(1).

(e) **Code Section 754 Adjustments**. To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulation section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Person in complete

Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to Persons with Capital Accounts in accordance with their Units in the Company in the event that Regulation section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Person to whom such distribution was made in the event that Regulation section 1.704-1(b)(2)(iv)(m)(4) applies.

(f) **Allocations Relating to Taxable Issuance of Company Interests**. Any Issuance Items will be allocated among the Persons with Capital Accounts so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to such Person, will be equal to the net amount that would have been allocated to each such Person if the Issuance Items had not been realized.

7.3 **Curative Allocations**. The allocation provisions of this Agreement are intended to produce final Capital Account balances that are equal to the liquidating distributions Members would receive pursuant to Sections 6.3, 6.4 and 10.4. Therefore, notwithstanding any provision of this Agreement to the contrary, all items of income, gain, loss or deduction recognized during a taxable year in which an event occurs directly resulting in the liquidation and termination of the Company (whether or not liquidation occurs in the same taxable year as such event), and all items of income, gain, loss or deduction for prior open years or recognized during each succeeding taxable year thereafter, will be allocated among the Persons with Capital Accounts in a manner that, to the maximum extent possible, will (i) first, eliminate any deficit Capital Account balances (allocated among the Persons with Capital Accounts in proportion to their deficit Capital Account balances) and (ii) second, adjust their Capital Account balances so that to the maximum extent possible, liquidating distributions following payment of all debts will be made in the manner and priority indicated in Section 10.4. This Section will control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority. Nothing in this Section, however, will prevent a Person or the Company from correcting a mistake which leads to a Person receiving a distribution in excess of the amount to which such Person was entitled.

7.4 **Other Allocation Rules**.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code section 706 and the Regulations thereunder.

(b) All allocations to the will, except as otherwise provided, be divided among them in proportion to the Sharing Ratios of each.

(c) The Interest Holders are aware of the income tax consequences of the allocations made by this Article 7 and hereby agree to be bound by this Section in reporting their shares of Company income and loss for income tax purposes.

(d)

be in the same proportion as their Sharing Ratios.

(e) To the extent permitted by Regulation section 1.704-2(h)(3), the Company and Interest Holders shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Deficit for any Interest Holder.

7.5 **Tax Allocations: Code section 704(c)**. Except as provided in this Section 7.5, each item of income, gain, loss, deduction or credit for federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Profits or Losses or is specially allocated pursuant to Section 7.2 or Section 7.3   **Book Item**
same proportion as the corresponding Book Item is allocated among them pursuant to Section 7.2 or Section 7.3. In accordance with Code section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Company Property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of such Company Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with this Agreement).

In the event the Gross Asset Value of any Company Property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such Company Property will take account of any variation between the adjusted basis of such Company Property for federal income tax purposes and its Gross Asset Value in the same manner as under Code section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations will be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and will not affect, or in any way be taken

distributions pursuant to any provision of this Agreement.

7.6 **Limitation on Losses**. The Losses allocated to a Person will not exceed the maximum amount of Losses that can be so allocated without causing any Person to have an Adjusted Deficit at the end of any Fiscal Year. In the event some but not all of the Persons with Capital Accounts would have Adjusted Deficits as a consequence of an allocation of Losses pursuant to this Section, the limitation set forth in this paragraph will be applied on a Person-by-Person basis so as to allocate the maximum permissible Losses to each Person under Regulation section 1.704-1(b)(2)(ii)(d).

7.7 **Hypothetical Liquidation**. The items of income, gain, loss and expense of the Company comprising Profits and Losses for a Fiscal Year will be allocated among the Persons who were Interest Holders during such Fiscal Year in a manner that will, as nearly as possible, cause the Capital Account balance of each Interest Holder at the end of such Fiscal Year to equal the excess (which may be negative) of:

(a) The amount of the hypothetical distribution (if any) that the Manager and an Interest Holder would receive if, on the last day of the Fiscal Year, (i) all Company assets, including Company Property, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such Fiscal Year; (ii) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or Member Nonrecourse Debt in respect of such Member, to the Gross Asset Values of the assets securing such liability); and (iii) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 10.4, over

(b) The sum of (i) the amount, if any, without duplication, that such Interest Holder would be obligated to contribute to the capital of the Company, (ii)
Company Minimum Gain determined pursuant to Regulation section 1.704-2(g), and (iii) such

Regulations section 1.704-2(i)(5), all computed as of the hypothetical sale described in Section 7.1(a) above.

7.8 **Determination of Items Comprising Allocations**.

(a) In the event that the Company has Profits for a Fiscal Year:

(1) For any Interest Holder as to whom the allocation pursuant to Section 7.1 would reduce its Capital Account, such allocation will be comprised of a proportionate

Profits for such Fiscal Year; and

(2) The allocation pursuant to Section 7.1 in respect of each Interest Holder other than the Interest Holder referred to in Section 7.2(a)(1) will be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Profits for such Fiscal Year (other than the portion of each Company item of expense and loss, if any, that is allocated pursuant to Section 7.2(a)(1)).

(b) In the event the Company has Losses for a Fiscal Year:

(1) For the Interest Holder as to whom the allocation pursuant to Section 7.1 would increase its Capital Account, such allocation will be comprised of a proportionate

for such Fiscal Year; and

(2)   The allocation pursuant to Section 7.1 in respect of each Interest Holder other than the Interest Holder referred to in Section 7.2(b)(1) will be comprised of a proportionate share of each Company item of income, gain, expense and loss entering into the computation of Losses for such Fiscal Year (other than the portion of each Company item of income and gain, if any, that is allocated pursuant to Section 7.2(b)(1)).

7.9   Special Allocations in Year of Liquidation. It is the intention of the parties that the Capital Accounts of the Interest Holders immediately before the liquidation of the Company shall be as nearly equal as possible to the amounts that they would receive in liquidation under Article 11   **arget Amounts**
between the Capital Accounts of the Interest Holders and the amounts to which the Interest Holders would otherwise be entitled under Article 11, then Profits or Losses, as the case may be, in that year (and the prior year, if necessary and permitted by the Code and Regulations) shall be specially allocated among the Members so that, as much as possible, their Capital Accounts shall equal the amounts to which they are entitled to receive under Article 11. If the Profits or Losses, as the case may be, of the Company are insufficient to allow the Capital Accounts of the Members to be adjusted to their Target Amounts, then items of gross income, gain, deduction and loss shall be specially allocated to the Members to the extent necessary to cause their Capital Accounts to be equal to their Target Amounts.

Article 8.   Additional Members

8.1   Admission. A Person may be added as an Additional Member upon terms and conditions approved by the Manager. Notwithstanding the foregoing, a Person will not become an Additional Member unless and until such Person becomes a party to this Agreement as a Member by signing and executing such documents and instruments as the Company may reasonably request as necessary or appropriate to confirm (i) such Person as a Member in the Company; (ii)
become a Member pursuant to the terms and conditions of the Memorandum; (iii)

and capacity to become a Member and agreement to be bound by this Agreement.

8.2   Accounting. No Additional Member will be entitled to any retroactive allocation of Profits, Losses, income or expense deductions incurred by the Company. The Manager may, at the time an
                                                                              s Fiscal Year had
ended) or make pro rata allocations of Profits, Losses, income and expense deductions to an Additional

with Code section 706(d) and the Regulations promulgated thereunder.

Article 9.   Transfers of Units

9.1   Restrictions upon Transfer by Member. Except as expressly permitted below, no Member shall Transfer his Units. Notwithstanding anything below to the contrary, no Class C Member shall Transfers his Class C Units without the express written consent of the Manager, which consent may be withheld for any reason or no reason.

9.2   Permitted Encumbrances. A Member may not make, grant or convey an Encumbrance on all or any part of his Units as security for the payment of any indebtedness.

9.3   Certain Permitted Transfers.

(a)   Notwithstanding anything to the contrary in this Operating Agreement, but subject to the prior compliance with all of the conditions precedent and limitations set forth in subsection

(b) below and subject to the requirements of <u>Article 8</u> above regarding admission as a substituted Member, the following Transfers shall be permitted under this Operating Agreement and shall not

Permitted Transfers

(1)   Any Transfer by any Class A Member or Class B Member of any of his Units, or any interest therein, to another Class A Member or Class B Member;

(2)   Any Transfer to a Class A   family (including, without limitation, for estate tax planning purposes), or to the Class A executor, conservator, administrator, trustee, or personal representative to whom such interests are transferred at death, incompetency or involuntarily by operation of law, or to an affiliate of such Class A Member or Class B Member;

(3)   Any Transfer, directly or indirectly, of ownership interests in any Class A Member or Class B Member that is a limited liability company, corporation or limited partnership so long as the current members, shareholders or partners, as applicable, of such Class A Member or Class B Member (a) owns, directly or indirectly, at least fifty-one percent (51%) of the legal, beneficial and economic ownership interests in such Class A Member or Class B Member, and (b) controls all decisions of such Class A Member or Class B Member; and

(4)   Any Transfer in accordance with <u>Section 9.5</u> below.

(b)   <u>Conditions Precedent to Permitted Transfers</u>. A Transfer may not be treated as a Permitted Transfer unless and until each and all of the following conditions precedent are first satisfied (unless such condition is expressly waived by the Manager in writing):

(1)   Except in the case of an Involuntary Transfer, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary to document such Transfer. In the case of an Involuntary Transfer of Units, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. Upon request of the Company, the transferor and/or transferee shall reimburse the Company for all costs and expenses that it reasonably incurs in connection with such Transfer.

(2)   The transferor and transferee shall furnish the Company with the

necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Operating Agreement with respect to any transferred Units until it has received such information.

(3)   Except in the case of an Involuntary Transfer of Units, either (A) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (B) such Transfer shall be exempt from applicable registration requirements and, upon request, the transferor shall provide an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company and its counsel, to the effect that such Transfer is exempt from all applicable registration requirements and that

such Transfer will not violate any applicable laws regulating the Transfer of securities.

(4)   With respect to Transfers pursuant to Section 9.5 below, all of the requirements of such Section shall have been fully satisfied and discharged, including the completion of all valuation processes and the expiration of all exercise periods, such that the transferring Class A Member or Class B Member is free to accept the offer of purchase from the third party as contemplated by Section 9.5.

9.4   Certain Limitations on Permitted Transfers. Notwithstanding anything to the contrary in this Operating Agreement, no Transfer otherwise permitted hereunder may be made if, in the opinion of counsel for the Company, such Transfer, when added to the total of all other interests in the Company transferred within the period of twelve (12) consecutive months prior to the proposed date of Transfer, would result in the termination of the Company as a partnership for tax purposes under Code section 708 (for this purpose, the Company shall take into account the existence of prior written commitments to Transfer made pursuant to this Operating Agreement and such commitments shall always be given precedence over subsequent proposed Transfers).

9.5   Right of First Refusal. If at any time any Class A Member or Class B Member **Prospective Seller**   **Offer**

desires to accept such Offer, such Prospective Seller shall, without accepting such Offer, simultaneously provide the Manager and the other Class A Member or Class B   **Other Members** notice of the Of   **Offer Notice** Persons owning an interest in the Person making the Offer, that portion of or interest in the Units covered
                    Offered Units   **Offer Price**
and all other material   **Offered Terms and Conditions**

(a)   Company Purchase Right. The receipt of an Offer Notice by the Manager from a Prospective Seller constitutes an exclusive offer by such Prospective Seller to sell to the Company all of the Offered Units at the Offer Price and upon the Offered Terms and Conditions. Such offer remains open and irrevocable until the expiration of thirty (30) days after receipt of such Offer
                    Company Offer Period
Company Offer Period, the Company has the rig
                    Company Notice
the Other Members, which must specify the amount of the Offered Units that the Company is willing to purchase (which may be less than the entire Offered Units).

(b)   Member Purchase Right. If the Company does not elect to purchase all of the Offered Units from the Prospective Seller within the Company Offer Period, then each Other Member has the right to purchase that portion of such Offered Units which the Company does not commit to purchase. The portion that each Other Member may purchase is equal to the number of Units held by such Other Member divided by the sum of the Units held by all of the Other Members
     Member Offered Portion   ty (30) days from the date of its receipt of the Company Notice (together with the ten (10) day extension period, if any, set forth in

Offered Portion by notifying the Prospective Seller, the Manager and the Other Members of such

expiration of the thirty (30) day period has no right to purchase its Member Offered Portion. Promptly after the expiration of the thirty (30) day period, the Prospective Seller shall notify the Company and the Other Members of the amount of Offered Units that the Other Members have committed to purchase, if any, and the amount of the remaining portion of the Offered Units which

Member Purchase Notice

(c) Residual Member Purchase Right. Each Other Member who has elected to purchase its Member Offered Portion has the right, by notifying the Manager and the Other Members within ten (10) days after its receipt of the Member Purchase Notice, to purchase its share of the remaining unpurchased Offered Units, such share being the number of Units held by such Other Member divided by the sum of the Units held by all of the Other Members who have committed to purchase their Member Offered Portion, or such other share as may be agreed upon by such Other Members. Such Other Members must notify the Prospective Seller within ten (10) days after their receipt of the Member Purchase Notice of the amount of additional Offered Units that such Other Members have committed to purchase. If, through the foregoing process, the Company and the Other Members do not elect to purchase all of the Offered Units, then neither the Company nor any of the Other Members have the right to purchase any of the Offered Units.

(d) ROFR Closing. If the Company and/or the Other Members commit to purchase

(i) the next business day that is at least thirty (30) following the expiration of the Member Offer Period, or (ii) in accordance with the Offered Terms and Conditions and this Agreement.

(e) Third Party Closing. If the Company and the Other Members have not elected to purchase all of the Offered Units within the Member Offer Period, then the Prospective Seller may Transfer all of the Offered Units, to the prospective transferee named in the Offer Notice, such transfer to be made on terms no more favorable to the purchaser of such interest than the Offered Terms and Conditions and otherwise in accordance with the provisions of this Agreement. Such Transfer must be completed within ninety (90) days following the expiration of the Member Offer Period, after which time any such Transfer is again become subject to all the restrictions of this Agreement.

9.6 Prohibited Transfers; Rights of Unadmitted Transferees.

(a) Any Transfer or attempted Transfer of Units that is not a Permitted Transfer shall be null and void *ab initio* and of no force or effect whatsoever, *provided*, *however*, that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Manager, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer for accounting or Economic Rights purposes), then, with respect to the Units so transferred and the transferee thereof, unless and until the transferee thereof is admitted as a substituted Member:

(1) The Units transferred shall be strictly limited to Economic Rights and shall immediately cease to have any Voting Rights;

(2) With respect to the Units transferred, the transferee shall have the status of a mere transferee or dissociated member under the LLC Act, shall not be entitled to become a Member or to exercise any rights or powers of a Member, shall have only the rights to information specified in the LLC Act and otherwise shall not have any of the rights of a Member under the LLC Act or this Operating Agreement (other than Economic Rights of the Units transferred);

(3) With respect to the Units transferred, neither the transferor nor transferee shall have any rights to notice of meetings of Members or informal actions taken in lieu of actual meetings and such Units shall be disregarded in relation to the exercise or failure to

exercise any Voting Rights (for instance, by way of illustration and not limitation, such Units shall be disregarded in all determinations of Members entitled to notices required or permitted under the LLC Act, the existence of a quorum, the number of Units present in person or by proxy at meetings of Members or the number of Units voted in favor, against or abstaining from any matters submitted for action of the Members).

(b)   In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability and damage that the Company or the other Members may incur (including, without limitation, incremental tax liabilities,

the indemnity provided for herein, and the Company shall have the irrevocable and unconditional right, at its election, to set-off against, and collect from, any monies due or payable by the Company with respect to the Units made the subject of such Transfer or attempted Transfer.

9.7   _____. Subject to Section 7.3 above, that

Units, as permitted hereunder, which is attributable to such Units, shall carry over to the transferee as set forth in Regulations section 1.704-1(b)(2)(iv)(l).

9.8   **Internal Revenue Service Reporting Requirements.** In the event of a sale or exchange of Units, the Members shall comply with the reporting requirements of Code section 6050K.

Article 10.   Dissolution and Winding-Up

10.1   **Covenant Not to Cause Dissolution**. Each Member hereby covenants and agrees not to take any voluntary action that would cause the Company to dissolve. Any provision of the Act notwithstanding, the Company will not dissolve prior to the decision of the Manager.

10.2   **No Dissolution: Bankruptcy/Receiver**. The Company will not terminate solely as a consequence of the death, bankruptcy, insolvency, appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of an Interest Holder of the Company, or an assignment for the benefit of an
pay its debts generally as they become due, or any similar action by or in respect of one or more of the Interest Holders.

10.3   **Dissolution**. The Company will be dissolved upon the occurrence, if any, of the following **Dissolution Event**

10.4   **Winding Up**. After a Dissolution Event, the Manager shall take full account of the Company assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining the fair market value thereof, and shall apply and distribute the proceeds therefrom in the following order:

(a)   First, to the payment of creditors of the Company (including any earned but unpaid fees payable to the Manager or its Affiliates pursuant to this Agreement) but excluding secured creditors whose obligations will be assumed or otherwise transferred on liquidation of Company assets, and then to the payment of Members who are creditors of the Company;

(b)   Second, to the setting up of any reserves as required by law for any liabilities or obligations of the Company; provided, however, that said reserves shall be deposited with a bank or trust company in escrow at interest for the purpose of disbursing such reserves for the payment of any of the aforementioned contingencies and, at the expiration of a reasonable period, for the purpose of distributing the balance remaining in accordance with remaining provisions of this Section 10.4:

(c)   Third, to the Members pursuant to Section 6.3.

10.5   No Deficit Restoration Obligation. If any Interest Holder has an Adjusted Deficit (after giving effect to all contributions, distributions and allocations of Profit for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Person will not have any obligation to make any Capital Contribution with respect to such deficit, and such deficit will not be considered a debt owed to the Company or to any other Person.

10.6   Distributions in Trust/Reserves. In the discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Interest Holders pursuant to this Article 10 may be:

(a)   Distributed to a trust established for the benefit of the Interest Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any liabilities (contingent or otherwise) of the Company. The assets of any such trust not utilized to pay Company liabilities or to establish a reserve pursuant to Section 10.6(b), will be distributed from time-to-time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed pursuant to Section 10.4; or

(b)   Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts will be distributed to the Interest Holders pursuant to Section 10.4 as soon as practicable.

10.7   Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article 10, if the Company is liquidated within the meaning of Regulation section 1.704-1(b)(2)(ii)(g) but

airs will not be wound up. Instead, solely for federal income tax purposes, the Company will be deemed to have contributed the Company Property to a newly formed limited liability company, and the Company will be deemed to have distributed Units in such newly formed limited liability company to the Interest Holders, as applicable.

Article 11.   Taxes

11.1   Elections. The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company, including but without limitation, elections:

(a)   To adjust the basis of any Company Property pursuant to Code sections 754, 734(b), or comparable state or local law, in connection with transfers of Units in the Company and Company distributions;

(b)   To extend the statute of limitations for assessment of tax deficiencies against

the extent permissible under applicable law; and

(c)   To the extent provided in Code sections 6221 through 6231, to represent the Company, its Interest Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company, its Interest Holders, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Interest Holders with respect to such tax matters or otherwise affect the rights of the Company, its Interest Holders.

11.2   Taxes of Taxing Jurisdictions. To the extent that the laws of any taxing jurisdiction require, each Interest Holder requested to do so by the Manager will submit an agreement indicating that such Person will make timely income tax payments to the taxing jurisdiction and that such Person accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty, and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of an Interest Holder will be treated as a distribution for purposes of Article 6.

11.3   Tax Matters.

(a)   **Tax Representative**   or purposes of this Section 11.3. The Tax Representative shall have the authority of both (i) a "tax matters partner" under Code section 6231 before it was amended by the Bipartisan Budget Act of **BBA** amended.

(b)   At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue **Taxing Authority** administrative and judicial proceedings, and is authorized to engage accountants, attorneys, and other professionals in connection with such matters. No Member will act independently with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Representative, which authorization may be withheld by the Tax Representative in his, her, or its sole and absolute discretion. The Tax Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority, recognizing that the decisions of the Tax Representative may be binding upon all of the Members.

(c)   Except as otherwise provided in this Agreement, the Tax Representative, in his, her, or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Internal Revenue Code or provisions of State tax law. Without limiting the previous sentence, the Tax Representative, in his, her, or its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the ny under the BBA, including but not limited to an election under Code section 6226 as amended by the BBA, and the Members shall take such actions requested by the Tax Representative. To the extent that the Tax Representative does not make an election under Code section 6221(b) or Code section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

(d)   Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, may be recovered by the Company from such Member (i) by withholding from such Member any distributions otherwise due to such Member, or (ii) on demand. Similarly, if, by reason of changes in the interests of the Members in the Company, the Company, or any Member (or former Member) is required to pay any taxes (including penalties, additions to tax or interest imposed with respect to such taxes) that should properly be the obligation of another Member (or former Member), then the Member (or former Member) properly responsible for such taxes shall promptly reimburse the Company or Member who satisfied the audit obligation.

(e)   At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. As soon as reasonably possible after the end of each taxable year of the Company, the Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state, and local income tax returns for such taxable year.

(f)   No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on
Company Tax Item
the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the

Article 12.   Books, Records and Accountings

12.1   Books, Records, Reports and Information. Each Member will have the right to receive the reports and information required to be provided by this Agreement. Upon reasonable request, each

the re
Agreement, to keep.

12.2   Generally. At the expense of the Company, the Manager shall maintain records and accounts of all operations and expenditures of the Company on the cash basis of accounting. At a minimum the Manager shall keep at its principal place of business, the following records:

(a)   A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(b)
if any, for the three (3) most recent Fiscal Years;

(c)
amendments thereto, copies of any writings permitted or required under the Act;

(d)   Copies of the financial statements of the Company;

      (e)   Minutes of every meeting of the Members and any written consents obtained from Members for actions taken without a meeting; and

      (f)   The
Company for at least the current and past three (3) Fiscal Years.

12.3   **Reports**.

      (a)   Within ninety (90) days after the end of each fiscal year of the Company, the Manager shall cause to be prepared and transmitted to each Member, an unaudited annual report of the Company relating to the previous fiscal year of the Company, containing a statement of financial condition as of the year then ended. In addition, during construction of the Project, the Manager will cause to be distributed to Members quarterly operating statements within forty-five (45) days of the end of each quarter.

      (b)   As soon as possible but in no event later than ninety (90) days after the end of each fiscal year, provided that the Company has sufficient information, the Company shall cause to be prepared and transmitted to the Members federal and appropriate state and local Company
-
appropriate forms prescribed.

      (c)   The Members acknowledge that the Manager shall rely upon third parties for the information necessary to prepare the information contemplated by the preceding sentence. Accordingly, no delay in providing such information shall constitute a breach or default by Manager of its obligations hereunder.

Article 13.   Amendment

The terms and provisions of this Agreement, including all schedules hereto, may be amended, modified or supplemented from time to time by the Manager without the consent or approval of the Members; provided that any amendment that alters the limited liability of the Members under Oregon law, alters the status of the Company as a partnership for federal income tax purposes must have the consent, written or passive (meaning that Members shall be deemed to have consented to such amendment if they fail to object to such amendment within a specific period of time determined by the Manager either generally or on a case-by-case basis) of the Members holding, in the aggregate, more than 50% of the Units or such other approvals as required by law. Amendments may be made, and consent obtained, on a class-by-class basis.

Notwithstanding anything above to the contrary, this Agreement may be amended by the Manager, in its sole discretion, without the consent of the Members, at any time and without limitation: (i) to comply with applicable federal, state and local laws or regulations (including applicable tax laws and regulations); (ii) to make changes that do not adversely affect the rights or obligations of any Member; (iii) to cure any ambiguity or correct or supplement any conflicting provisions of this Agreement or (iv) with respect to any other amendment if any Member that objects to such amendment has an opportunity to withdraw from the Company as of a date determined by the Manager; provided that such date is: (A) not less than forty-five (45) days after the Manager has delivered written notice of such amendment to each Member; and (B) is prior to the effective date of the amendment.

The Manager has absolute discretion to agree with a Member to waive or modify the application of any provision of this Agreement with respect to such Member (other than a Member who is materially and adversely affected by such waiver or modification).

Article 14. Miscellaneous

14.1 **Classification for Federal Income Tax Purposes**. It is the intent of the Members that the Company be taxed as a partnership for federal income tax purposes.

14.2 **Governing Law; Venue**. This Agreement and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by, and construed in accordance with, the laws of the State of Oregon, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Oregon. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the State of Oregon and of the United States of America located in Multnomah County, Oregon   **Oregon Courts** to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Oregon Courts and agree not to plead or claim in any Oregon Court that such litigation brought therein has been brought in any inconvenient forum.

14.3 **Construction**. Unless specifically indicated to the contrary: wherever from the context it appears appropriate, each term stated in either the singular or the plural will include the plural and the masculine gender will include the feminine and neuter genders; the t

exhibits and schedules (if any), as the same may be modified, amended or supplanted. The headings in this Agreement have no independent meaning.

14.4 **Execution of Additional Instruments.** Each Interest Holder hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations, or to implement the provisions hereof.

14.5 **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

14.6 **Heirs, Successors, and Assigns**. Each and all of the covenants, terms, provisions, and agreements herein contained will be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

14.7 **Notices**. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail, electronic mail or by other means of written communication to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Member of such Units at his or her address (including email address) as shown on the records of the Company regardless of any claim of any Person who may have an interest in such Units by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section executed by the Company or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Member at the address of such Member appearing on the books and records of the Company is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, or is returned by the email server with a message indicating that the email server is unable to deliver the email, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing or emailing (until such time as such Member or another Person notifies the Company of a change in his address (including email address)) if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company shall be deemed

email address for Member communications as provided by the Manager from time to time. The Manager and its officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

14.8   **Subscription Agreement**
Subscription Agreement, and each Member further acknowledges that execution of such Subscription

with the terms of this Agreement.

14.9   **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Member or the Company will not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Members or the Company may have by law, statute, ordinance or otherwise.

14.10   **Severability**. Any part, provision, representation or warranty of this Agreement, which is prohibited, or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof.

14.11   **Waivers in General**. The failure of any Person or the Company to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.12   **Waiver of Jury Trial**. **THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE AND AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CONTRACT OR TORT CLAIM, COUNTERCLAIM, CROSS-COMPLAINT, OR CAUSE OF ACTION IN ANY ACTION, PROCEEDING, OR HEARING BROUGHT BY ANY PARTY AGAINST THE OTHER ON ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.**

14.13   **Attorney Fees**. In the event arbitration or litigation is instituted to enforce or determine a

substantially prevailing party will recover reasonable attorney fees incurred in such proceeding from the party or parties who do not substantially prevail. The determination of who is the substantially prevailing party and the amount of reasonable attorney fees to be paid to the substantially prevailing party will be decided by the arbitrators, with respect to attorney fees incurred prior to and during arbitration proceedings, and by any court, with respect to attorney fees incurred in court proceedings (*e.g.*, in respect of submission of an arbitration award for confirmation as a judgment).

14.14 **Entire Agreement**. This Agreement, the Articles, and any other document to be furnished pursuant to the provisions hereof embody the entire agreement and understanding of the parties hereto as to the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to in such documents. This Agreement, the Articles, and such documents supersede all prior agreements and understandings among the parties with respect to the subject matter hereof.

14.15 **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed and delivered via facsimile, electronically (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[*Signature pages follow*]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Signing Date set forth above.

COMPANY:

WEST LOMBARD, LLC,
an Oregon limited liability company

By: Viking Development LLC, an Oregon limited liability company
Its: Manager

By: _____ Robert L. Pile
                                2024.10.31 16:21:01-07'00'
Name: _____
Its: Manager

MANAGER:

Viking Development LLC, an Oregon limited liability company

By: _____ Robert L. Pile
                                2024.10.31
                                16:22:01-07'00'
Name: _____
Its: Manager

MEMBERS:

Pursuant to the Power of Attorney granted herein to the Manager, the Manager hereby executes this Agreement for and on behalf of each Member identified in the books and records of the Company.

Viking Development LLC, an Oregon limited liability company, as Special Attorney for each Member identified in the books and records of the Company.

By: _____ Robert L. Pile
                                2024.10.31 16:21:19-07'00'
Name: _____
Its: Manager

EXHIBIT A
REGISTER[1]

Name	Contribution Amount	Number and Class of Units	Sharing Ratio	Class A Percentage Interest	Class A-C Distribution Percentage	Class A-C-P Distribution Percentage
Viking Development LLC	$397,086.00 (in exchange for Class A Units)	100 Class B Units; and 397,086 Class A Units	39.8%	39.8%		
Susanne R. Delzell	$150,000.00	150,000 Class A Units	15.0%	15.0%		
Michael Shindler	$100,000.00	100,000 Class A Units	10.0%	10.0%		
Jake Amster	$25,000.00	25,000 Class A Units	2.5%	2.5%		
John T. Powell, Trustee, The Powell Living Trust	$50,000.00	50,000 Class A Units	5.0%	5.0%		
Gregory D. Jones	$50,000.00	50,000 Class A Units	5.0%	5.0%		
Enrique Vazquez	$25,000.00	25,000 Class A Units	2.5%	2.5%		
Ross D. Seligman, Trustee, The Ross D. Seligman Revocable Trust	$25,000.00	25,000 Class A Units	2.5%	2.5%		
Lee M. Odess	$25,000.00	25,000 Class A Units	2.5%	2.5%		
West Lombard SC, LLC	$100,000.00	100,000 Class C Units	5.0%	5.0%		
CamaPlan FBO Suvi Wesa IRA	$50,000.00	50,000 Class A Units	10.0%	10.0%		
The Powell Group, LLC	$0.00	100,000 Class P Units	0.0%	0.0%		
Total:			**100%**	**100%**		

[1]   To be updated following closing of the offering of Class A Units and Class C Units.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
FIRMDMS\FG: 102967476.1

EXHIBIT E: CROWDFUNDING VEHICLE LLC AGREEMENT

WEST LOMBARD SC LLC

This is an Agreement, entered into effective as of July 23, 2024, by and among West Lombard SC, LLC, a Oregon limited liability company (the "Company"), West Lombard, LLC, an Oregon limited liability company (the "Issuer" of the "Manager"), and the persons who acquire interests in the Company following the date hereof (the "Members").

Background

I. The Issuer and the Company are together engaged in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering") and have filed a Form C with the Securities and Exchange Commission (the "Form C").

II. The Members own all the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

    1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Oregon Limited Liability Company Act (the "Act"). The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2. **Name**. The name of the Company shall be "West Lombard SC, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

    1.3. **Purpose**. The sole purpose of the Company shall be to acquire all of the Class C Units in the Issuer (the "Issuer Units") pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Issuer dated May 30, 2024 (the "Issuer LLC Agreement") and serve as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering.

    1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of the Issuer.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS**

    2.1. **Initial Contributions**. Each Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Member. The contributions of the Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**. The Company may not borrow money from Members.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.6.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **Undertakings of Issuer**. Except as provided in section 6.4, the Issuer shall pay directly or reimburse the Company for all expenses associated with the formation, operation, or winding up of the Company and, if a third party is engaged to manage or operate the Company, shall pay the compensation of such third party.

2.6.   **No Third Party Beneficiaries**. Any obligation or right of the Members or the Issuer to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." The Percentage Interest of each Member shall be equal to a percentage calculated by dividing the Capital Contribution of such Member by the aggregate Capital Contributions of all of the Members.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. All distributions by the Company shall be made *pro rata* among the Members based on the Capital Contribution of each Member.

4.1.2.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.3.   **Assets Distributed In Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.4.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.5.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.3.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). The Issuer shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a crowdfunding vehicle or omit to take any action required to be taken by a crowdfunding vehicle.

5.1.4.   **Matters Requiring Consent of Members**. Notwithstanding section 5.1.2, the Manager shall seek instructions from the Members with regard to participating in tender or exchange offers or similar transactions conducted by the Issuer and shall cause the Company to participate in such transactions only in accordance with the consent of Members owning a majority of the Percentage Interests.

5.2.   **Resignation and Replacement**. A Manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.5.   **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7.   **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the members, managers, directors, officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Member is required to disclose by legal process.

6.4. **Assertion of Rights**. Any Member may, by giving notice to the Manager, direct the Company to assert, on behalf of such Member, any rights under state and federal law that such Member would have if such Member had invested directly in the Issuer rather than through the Company. The Member directing the Company to assert such rights on such Member's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Member had invested in the Issuer directly.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Information from Issuer**. The Company shall promptly provide to each Member any information the Company receives from the Issuer as a member of the Issuer, including but not limited to all disclosures, reports, and other information.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Members or any information regarding the Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Member shall sell, transfer, assign or encumber all or any portion of his, her, or its Percentage Interest, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his, her, or its Percentage Interest, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of a Percentage Interest shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, or (ii) result in "benefit plan investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, twenty five percent (25%) or more of the value of any class of equity interests in the Company.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Manager, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager (or a person designated by the Manager) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Manager elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Manager elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Manager elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

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(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

provided, *however*, that in the case of a transfer pursuant to section 8.1.5(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.4.   **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, a Member who transfers his, her, or its Percentage Interest pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of the Issuer, (ii) the sale or other disposition of all of the Issuer Units, or (iii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and fully carry out its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to Manager's own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Issuer;

11.1.7.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8.   A change to facilitate the trading of Percentage Interests, including changes required by law or by the rules of a securities exchange;

11.1.9.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11.   A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12.   An amendment that conforms to the Form C;

11.1.13.   Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14.   Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the Percentage Interests.

11.3.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2.   An amendment that would require any Member to make additional Capital Contributions; and

11.3.3.   An amendment that would impose personal liability on any Member.

11.4.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service, or (ii) on the date transmitted by electronic mail, unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox, to the principal business address of the Company, if to the Company or the Issuer, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Oregon without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Oregon courts or the Federal courts located in Multnomah County, Oregon , (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Oregon law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. Each Member (i) represents that such Member has not been represented by Issuer's counsel in connection with the preparation of this Agreement, (ii) agrees that Issuer's counsel may represent the Manager in the event of a dispute involving such Member, and (iii) acknowledges that such Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


WEST LOMBARD SC, LLC


By: West Lombard, LLC
As Manager

By: Viking Development, LLC
An Oregon limited liability company
its manager

By <u>//Robert L. Pile</u>
Robert L. Pile, Manager

WEST LOMBARD, LLC
An Oregon limited liability company
By: Viking Development, LLC
An Oregon limited liability company
its manager

By <u>//Robert L. Pile</u>
Robert L. Pile, Manager

EXHIBIT F: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring membership interests (the "Interests") in West Lombard, SC, LLC (the "Company") and, by extension, Class C Units in West Lombard, LLC (the "Project Entity"). Since the Project Entity is a "crowdfunding vehicle" as such term is defined at 17 CFR § 270.3a-9 your rights will be identical to those as if you had purchased the Class C Units directly, and therefore, we will use the terms "Interests" and "Class C Units" interchangeably herein. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class C Units, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project Entity and Company Operating Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus

22

○ The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class C Units. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class C Units). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class C Units and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Class C Units) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Class C Units

In general, the sale of Class C Units by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Class C Units, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers an Class C Units at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of an Class C Units will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class C Units. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class C Units against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of an Class C Units by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class C Units. The deceased Investor's transferee will get a basis in the Class C Units equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class C Units. Any such gain generally will be considered as gain from the sale of the Class C Units.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of a Class C Units or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of a Class C Units. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT G: FINANCIAL STATEMENTS

Nov 4, 2024
_____

I, Robert Lee Pile, certify that:

1. The financial statements of West Lombard LLC included in this Form are true and complete in all material respects; and
2. Since West Lombard LLC was formed in 2020, tax returns have been filed annually since then.

WEST LOMBARD SC, LLC
By: West Lombard, LLC, As Manager
By: Viking Development, LLC, An Oregon limited liability company, its manager

By   *Robert L. Pile*
box SIGN   18LX73ZW-1VPPW5ZP

Robert L. Pile, Manager

West Lombard, LLC
Balance Sheets

	December 31,	
	2023	**2022**
Assets		
Real Estate		
Real estate under construction	$ 1,258,100	$ 317,073
Total real estate	**1,258,100**	**317,073**
Cash and cash equivalents	49,766	6,332
Other assets	-	6,960
Total assets	**$ 1,307,866**	**$ 330,365**
Liabilities and members' capital		
Liabilities:		
Promissory note	$ 463,200	$ -
Due to related party	350	-
Total liabilities	**463,550**	**-**
Commitments and contingencies (see Note XX)		
Members' capital		
Class A units, 2,000,000 units authorized, 847,086 and 325,000 units issued and outstanding at December 31, 2023 and 2022, respectively	844,216	330,265
Class B units, 2,000,000 units authorized, 100 units issued and outstanding at December 31, 2023 and 2022, respectively	100	100
Total members' capital	**844,316**	**330,365**
Total liabilities and members' capital	**$ 1,307,866**	**$ 330,365**

The accompanying notes are an integral part of these financial statements.

West Lombard, LLC
Statements of Operations

	For the Year Ended December 31,	
	2023	**2022**
Revenue		
Revenue	-	-
Total revenue	-	-
Expenses		-
Legal & Professional Services	7,640	5,850
General and administration	495	155
Total expenses	**8,135**	**6,005**
Other income		
Other income	-	11,270
Total other income	-	11,270
Net income/(loss)	$ (8,135)	$ 5,265
Loss per Class A unit (basic and diluted)		
Net income/(loss) per unit	$ (0.016)	$ 0.017
Weighted-average units outstanding	**506,250**	**302,083**

The accompanying notes are an integral part of these financial statements.

West Lombard, LLC
Statements of Changes in Members' Capital

	Class A Units		Class B Units		Total Members' Capital
	Units	Amount	Units	Amount	
Balance at December 31, 2021	250,000	$ 250,000	100	100	$ 250,100
Issuance of Units	75,000	75,000	-	-	75,000
Offering Costs	-	-	-	-	-
Net Income	-	5,265	-	-	5,265
Balance at December 31, 2022	**325,000**	**$ 330,265**	**100**	**100**	**$ 330,365**

	Class A Units		Class B Units		Total Members' Capital
	Units	Amount	Units	Amount	
Balance at December 31, 2022	325,000	$ 330,265	100	100	$ 330,365
Issuance of Units	522,086	522,086	-	-	522,086
Offering Costs	-	-	-	-	-
Net loss	-	(8,135)	-	-	(8,135)
Balance at December 31, 2023	**847,086**	**$ 844,216**	**100**	**100**	**$ 844,316**

The accompanying notes are an integral part of these financial statements.

F-4

West Lombard, LLC
STATEMENT OF CASH FLOWS

		For the Year Ended December 31,	
		2023	**2022**
Cash Flows from Operating Activities:			
Net loss	$	(8,135) $	5,265
Changes in operating assets and liabilities:			
Other assets		6,960	3,040
Due to related party		350	(32,042)
Net cash provided by (used in) operating activities		**(825)**	**(23,737)**
Cash Flows from Investing Activities:			
Real estate under construction		(80,741)	(199,652)
Net cash provided by (used in) investing activities		**(80,741)**	**(199,652)**
Cash Flows from Financing Activities:			
Proceeds from issuance of debt		-	-
Proceeds from units issued		125,000	75,000
Net cash provided by (used in) financing activities		**125,000**	**75,000**
Net Change in Cash		**43,434**	**(148,389)**
Cash - Beginning of period		6,332	154,721
Cash - End of period	$	**49,766** $	**6,332**

The accompanying notes are an integral part of these financial statements.

WEST LOMBARD LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

West Lombard, LLC, an Oregon limited liability company ("Company") formed to acquire, own, develop, construct, operate, hold and lease that certain real property and multifamily improvements thereon generally located at 6343 N Lombard, Portland, OR 97203 and to be known as West Lombard Apartments (the "Project" or "West Lombard Apartments"). The Company is managed by Viking Development LLC, an Oregon limited liability company (the "Manager"). We were formed on December 14, 2020 as an Oregon limited liability company and qualify as a partnership for U.S. federal income tax purposes. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Real Estate

Real estate is carried at cost, less accumulated depreciation. Expenditures which improve or extend the useful life of the assets are capitalized, while expenditures for maintenance and repairs, which do not extend lives of the assets, are charged to expense.

Project costs directly related to the construction and development of real estate projects (including but not limited to interest and related loan fees, property taxes, insurance and legal costs) are capitalized as a cost of the project. Indirect project costs that relate to projects are capitalized and allocated to the projects to which they relate. Pertaining to assets under development, capitalization begins when both direct and indirect project costs have been made and it is probable that development of the future asset is probable. If we suspend substantially all activities related to the project, we will cease cost capitalization of indirect costs until activities are resumed. We will not suspend cost capitalization for brief interruptions, interruptions that are externally imposed, or delays that are inherent in the development process unless there are other circumstances involved that warrant a judgmental decision to cease capitalization. In addition, capitalization of project costs will cease when the project is considered substantially completed and occupied, or ready for its intended use (but no later than one year from cessation of major construction activity). Upon substantial completion, depreciation of these assets will commence. If discrete portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portions under construction.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in major financial institutions, cash on hand and liquid investments with original maturities of three months or less. Cash balances may at times exceed federally insurable limits per institution, however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash consists of amounts required to be reserved pursuant to contractual obligations and lender agreements for debt service.

Organization and Other Operating Costs

Organization costs are expensed as incurred. Operating expenses include, without limitation, legal, accounting, bank charges, and taxes and license.

Pursuant to an operating agreement by and among the Company and our Manager we reimburse our Manager, and their respective affiliates, for all actual costs and expenses incurred in connection with the formation, organization, legal, marketing (including the marketing of the offering), accounting and registration of the Company. We also reimburse our Manager and their respective affiliates, for out-of-pocket expenses paid to third parties in connection with providing services to us.

Risks and Uncertainties

Demand for multifamily and mixed-use rental properties is subject to uncertainty as a result of a number of factors, including, among others, increasing interest rates, the availability of credit, higher rates of inflation, the rate of unemployment, and ongoing supply chain disruptions. The potential effect of these and other factors presents material uncertainty and risk with respect to our future performance and financial results, including the potential to negatively impact our costs of operations, our financing arrangements, the value of our investments, and the laws, regulations, and government and regulatory policies applicable to us. We are closely monitoring the potential impact of these and other factors on all aspects of our investments and operations.

Undeveloped Land

Undeveloped land includes sites intended for future multifamily developments and sites for future commercial development, which are carried at cost and evaluated for impairment when indicators are present. Any costs incurred prior to commencement of pre-development activities are expensed as incurred.

Income Taxes

We intend to operate in a manner that will allow us to qualify as a partnership for U.S. federal income tax purposes. Generally, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Accordingly, no provision for U.S. federal income taxes has been made in our financial statements. If we fail to qualify as a partnership for U.S. federal income tax purposes in any taxable year, and if we are not entitled to relief under the Code for an inadvertent termination of our partnership status, we will be subject to federal and state income tax on our taxable income at regular corporate income tax rates.

Income/(Loss) Per Unit

Income/(loss) per unit represents both basic and dilutive per-unit amounts for the period presented in our financial statements. Basic and diluted loss per unit is calculated by dividing Net loss attributable to the Company by the weighted-average number of Class A units outstanding during the year.

Fair Value of Financial Instruments

The Company measures fair value in accordance with ASC 820 - Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

We estimated that our financial assets and liabilities had fair values that approximated their carrying values as of December 31, 2023 and 2022.

Revenue recognition

Revenue is recognized in accordance with ASC 606. The Company performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price,(iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to arrangements that meet the definition of a contract under Topic 606, including when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company evaluates the goods or services promised within each contract related performance obligation and assesses whether each promised good or service is distinct. The Company recognizes as revenue, the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue recognition occurs at the time product is shipped to customers, when control transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters of customer acceptance.

The Company's rental operations develop, construct, lease and sell residential multi-family and single-family rental properties. Revenue is recognized from the sale of these properties on the closing date, which is when performance obligations are satisfied. Rental income from these properties is recognized as other income.

Recent Accounting Pronouncements - Accounting Standards Issued But Not Yet Implemented

In December 2023, the Financial Accounting Standards Board ("FASB") issued an amendment to the income tax standards which requires disclosure enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. The new standard will be effective for annual periods beginning January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of adopting the standard on its results of operations and financial position.

In November 2023, the FASB issued an amendment to the segment reporting standards which requires disclosure for each reportable segment, on an interim and annual basis, the significant expense categories and amounts that are regularly provided to the chief operating decision maker and included in each reported measure of a segment's profit or loss. Additionally, it requires a disclosure of the title and position of the individual or the name of the group or committee identified as the chief operating decision maker. The new standard will be effective for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025 on a retrospective basis. The Company is currently evaluating the impact of adopting the standard on its results of operations and financial position.

Concentration of Credit Risk

Cash is mainly maintained by one highly qualified institution in the United States. At various times, such amounts are more than federally insured limits. Management does not believe that the Company is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. The Company has not experienced any losses on our deposits of cash.

Risks and Uncertainties

The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

Related Parties

The Company follows FASB ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Subsequent Events

The Company evaluated subsequent events, if any, that would require an adjustment to the Company's financial statements or require disclosure in the notes to the financial statements through the date of issuance of these financial statements. Where applicable, the notes to these financial statements have been updated to discuss all significant subsequent events which have occurred.

NOTE 2– Cash and cash equivalent

Cash and cash equivalent at December 31, 2023 and 2022 consisted of the following:

Particulars	December, 2023	December, 2022
Cash and cash equivalents	49,766	6,332
Total	**49,766**	**6,332**

NOTE 3– Restricted Cash

As of December 31, 2022, the Company had a loan due diligence deposit of $6,960. However, no loan due diligence deposit existed as of December 31, 2023. The Company has paid a due diligence deposit of $10,000 to Stearns Bank as part of the loan application process. The deposit is refundable in the event that the loan request is not approved by Stearns Bank. As of December 31, 2023, the due diligence deposit is classified as Other Assets on the balance sheet."

NOTE 4 - Real Estate Under Construction

Real estate assets owned by the Company consist of land held for future development. The following table summarizes the carrying amounts for our real estate owned (at cost) as of December 31, 2023 and 2022:

Particulars	2023	2022
Land	$ 720,000	-
Capitalized cost	$538,100	$317,073
Real Estate Under Construction	**$1,258,100**	**$317,073**

In August 2023, the Company acquired a to-be-developed parcel of land located in N. Lombard, Portland for $ 720,000 from Viking Development, LLC.

During the year 2023, the Company incurred the cost related to architecture fee, Deconstruction of site, Geotechnical evaluation, building permits and construction services etc. amounting to $221,027.

During the year 2022 and 2021, the Company has incurred the cost related construction activity amounting to $ $199,652 and $117,421 respectively.

NOTE 5 - Debt

On August 02, 2023, the Company and its members has entered into an agreement with F. Gordon Allen in which the Company Jointly and severally, promise to pay F. Gordon Allen the sum of $463,200 with Interest at the rate of 10% beginning September 1st, 2023 payable in monthly payments in the amount of $3,833 per month, continuing until December 31, 2024, at which time the unpaid balance with unpaid Interest due thereon shall be due and payable.

The Company has paid interest on loan amounting to $15,341 during the year 2023.

As of December 31, 2023 and 2022, the debt is outstanding of amount $ 463,200 and Nil, respectively.

NOTE 5- Related parties and related transactions

Related Parties	Relationship between related party and the company
Viking Development, LLC	**Manager**
The Powell Group	**General Contractor**
Oakleaf redevelopment	**Developer**
McCleary Realty	**Broker**

The following transaction during the year ended December 31, 2023 and 2022 are summarized in the table below:

Description of the transaction	2023	2022
Survey loan (Due to Viking Development LLC)	350	
Contractor's Fee (The Powell Group)	19,949	1,198
Reimbursement (Viking Development LLC)	18,350	12,575

NOTE 5- Revenue

The Company generated no revenue in 2023 or 2022.

NOTE 6- Other Income

For the year ended December 31, 2022, the Company recognized income of $11,270 from a project enrollment incentive received from the Energy Trust of Oregon. This income was related to incentives or reimbursements for conducting certain studies.

NOTE 7 - Income Tax

The Company is not liable for federal income taxes as the partners recognize their allocable share of income or loss in their tax returns; therefore, no provision for federal income taxes has been made. Historically, the Company has generally only incurred certain state and local income, excise and franchise taxes.

NOTE 8 - Members' Capital

The "Manager" of the Company, along with various individuals and entities, contributed capital to the Company in exchange for Class A and Class B Units. Net income is allocated to members based on their respective ownership percentages in the Company. These transactions, along with the related proceeds and payments, are treated as capital transactions.

Our Operating Agreement provides that we may issue an unlimited number and class of units of membership interest with the approval of our Manager and without Member approval. Our Operating Agreement currently authorizes the issuance of 2,000,000 Class A units and 2,000,000 Class B units

We are offering up to $2,000,000 in our Class A Units of membership interest (each a "Class A Unit" and collectively, the "Class A Units"), which represent an equity interest in the Company.

The Operating Agreement provides that the Company is owned by Members, with each Member's ownership interests represented by 2,000,000 Class B Units and 2,000,000 Class A Units which represent an ownership interest in the profits, losses and distributions of the Company. The Manager will initially own all of the Class B Units (the "Class B Member").

Class A Units

Class A Units of membership interest (each a "Class A Unit" and collectively, the "Class A Units"), which represent an equity interest in the Company. The minimum investment in Class A Units, being sold pursuant to this Memorandum at a price of $1.00 per Class A Unit, is $25,000.00. The price of each Class A Unit, $1.00, was arbitrarily determined by our Manager.

Class B Units

The Manager, as the Cass B Member, will own 100% of the Class B Units in the Company and as such shall be entitled to receive certain of the Company's distributions of net cash and net capital transaction proceeds as set forth in the Company's Operating Agreement.

The Manager will receive Class B Units in connection with its contribution of the land to the Company.

During the period ended December 31, 2023, we issued 522,086 units to Class A only

During the period ended December 31, 2022, we issued 75,000 units to Class A only.

As of December 31, 2023, there were 847,086 Class A units and 100 Class B units issued and outstanding.

As of December 31, 2022, there were 325,000 Class A units and 100 Class B units issued and outstanding.

Note 9 - Commitments and Contingencies

As of December 31, 2023 and 2022, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

Note 10 - Changes in significant accounting policies and accounting estimates

1. Changes in important accounting policies

During the reporting period, the Company did not have any significant changes in accounting policies.

2. Changes in significant accounting estimates

During the reporting period, the Company did not have any significant changes in accounting estimates.

Note 11: Subsequent Events

In accordance with (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that there are no material subsequent events that would require an adjustment to the financial statements.

EXHIBIT H: BACKGROUND CHECKS



1. Name of covered person: West Lombard, LLC
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that West Lombard, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report

do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: West Lombard SC LLC
2. Date: July 9, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that West Lombard SC LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report

do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: Viking Development LLC
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Viking Development LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report
do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



crowdcheck badactorreport

1. Name of covered person: Robert Lee Pile
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Robert Lee Pile is likely: **Not disqualified**	!
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✓

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅

Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering.
 	
    Details: Robert Pile was named as an appellant in a civil suit (Case# A176726) appeal between the Columbia County vs. the State of Oregon filed August 23, 2021 in the Oregon Court of Appeals   Open
 	
    Robert Pile was named as a defendant in a civil suit (Case# 19SC21824, Small Claims) filed by Asset Recovery Group on May 15, 2019 in the Oregon Circuit Court   Columbia. The case   Open
	⚠️

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

Explanation of Civil Suits on Background Check for Robert Pile

Case# A176726 -

The Court of Appeals issued its final judgment on October 16, 2023. The case went back to the trial court   the Columbia County Circuit Court -- for administrative purposes. The Columbia County circuit court issued its final judgment on November 30, 2023. That ended the case. The trial court case number is 21CV12796.

Here is a summary of the ruling from the Oregon State Court of Appeals issued in February 2023.

County (the Board), and several residents of Columbia County, appeal a judgment dismissing a petition in a validation proceeding brought by the Board seeking a judicial determination as to whether an ordinance approved by the Board was preempted by state and federal law. The trial court dismissed the case for want of justiciability. Held: The Court of Appeals concluded that the trial court erred; the Board's petition presented a justiciable controversy. The court also concluded that it was appropriate to reach the merits of the Board's petition, and that the

https://www.courts.oregon.gov/news/Lists/ArticleNews/Attachments/1821/7b37245af9621b4bb5 790c0c948d85c2-press_02-15-2023.pdf

Case# 19SC21824 - Small Claims, Asset Recovery Group, May 15, 2019 - I am not aware of this Small Claims case and do not have any information on it. From online research, Asset Recovery Group appears to be a medical debt collector. I am not aware of any medical debts owed that they would be attempting to collect, and certainly not from 5 years ago.

Name: ___Robert L. Pile_____

Signature: ___Robert L. Pile_____
              boxSIGN   18LX73ZW-4LRQJ8VX

Date: ___May 31, 2024_____



1. Name of covered person: George McCleary
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that George McCleary is likely: **Not disqualified**	⚠️
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** An internet search returned the following: https://torontosun.com/news/weird/man-shows-how-he-profited-from-stealing-house-and-faced-no-charges https://prpgt.com/blog/WINbpR2jNCnVLalTSznf/the-dark-side-of-tenant-protection-a-cautionary-tale-from-oregon George McCleary was named as a defendant in a civil suit (Case# 14CV08313, Tort General) filed by Samuel Parker and Shauna Parker on July 6, 2014 in the Oregon Circuit Court, Multnomah County. Closed .	⚠️

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

George McCleary
2823 NW Savier St
Portland, OR 97210

RE: Letter of Explanation

Two issues were raised regarding my background check with Small Change. The following is an explanation of what occurred.

"I Stole a House" video

In February of 2024, I posted a video to social media called "I Stole a House," wherein I satirized the ease with which squatters occupy houses in Portland, OR. The video amassed tens of millions of views, and was shared on many pages without linking it back to my profile. This resulted in some people not realizing I was a real estate investor making a satirical video for illustrative purposes. The attention from the video resulted in my appearance on Dr. Phil, NewsNation, and several other news outlets. I've since appeared on 20+ podcasts as an expert on squatting and deed fraud. I did not steal a house, but I know exactly how it's done, and I made a video about it that went viral.

Parker Lawsuit

In 2014 I was one of three defendants in a lawsuit brought by former clients of mine whom I represented as their realtor on their Gresham home purchase. They purchased a home with defective siding. It was named in the inspection, and they received a credit for it, and proceeded with the purchase. Following an evaluation with a siding contractor who told them the siding needed to be immediately replaced, the Parkers sued the seller, myself, the seller's agent, and the home inspector. They were ultimately awarded a $21K contribution towards new siding for their home. I've been a licensed realtor for 20+ and have not had an incident since.

If further clarification is required, please let me know.

George McCleary
503-332-1610
georgemccleary@gmail.com
mcclearyrealty.com

9/27/24

OFFICIAL STAMP
CAMERON JOSEPH LYNN SWEENEY
NOTARY PUBLIC-OREGON
COMMISSION NO 1034459
MY COMMISSION EXPIRES MARCH 1 2027



State of Oregon Notarial Certificate (ORS Ch. 194.280, 194.285)

Witnessing or Attesting a Signature

State of Oregon

County of Multnomah

Signed (or attested) before me on (date) Sept. 27, 2024,

by (name of individual(s))

George Mccleary.

Notary Public – State of Oregon

Official Stamp

IAL STAMP
EPH LYNN SWEENEY
JBLIC-OREGON
ON NO 1034459
ES MARCH 1 2027

OFFICIAL STAMP
CAMERON JOSEPH LYNN SWEENEY
NOTARY PUBLIC-OREGON
COMMISSION NO 1034459
MY COMMISSION EXPIRES MARCH 1 2027

Document Description

This certificate is attached to page 1 of a Letter of Exclanation (title or type of document), dated Sept 27, 20 24, consisting of 1 Pages.



1. Name of covered person: Jeff Shindler
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Jeff Shindler is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report

do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



badactorreport

1. Name of covered person: Mitchell Allen Powell
2. Date: May 1, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Mitchell Allen Powell is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, international watch lists, and derogatory news searches. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck

Actor Report
do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT I: DEVELOPER BIOGRAPHIES

Robert Pile is one of four owners and the manager of Viking Development, LLC, the developer of the Project. Robert grew up in Milwaukie, OR and attended La Salle High School before going to the University of San Diego where he received a bachelor's degree in economics, Real Estate. He then returned to Portland and started working for TMT Development as an Associate Property Manager in 2006. Over the 13 years he was with TMT, he also served as the Director of Operations, Associate Vice President, COO, and Executive Vice President, Development and Construction. In 2014, he received a master's degree in real estate development from Portland State University. His major professional accomplishments include managing more than a million square feet of Class A office, retail, and residential space; executing millions of dollars in Class A office and retail Tenant Improvements; co-managing the construction of a major mixed use high rise in downtown Portland; and managing the development and construction of a 59-unit mixed use residential/retail project in SE Portland. Robert is a Certified Construction Manager (CCM), and an Oregon Principal Broker. He's also an active member of the Oregon chapter of NAIOP and serves on the Public Affairs committee.

George McCleary, the second owner of Viking Development, has worked in the Portland real estate industry since 2003 as a broker, investor, and developer. He is a veteran of complex sales, rehabs and ground-up developments, ranging from single-family homes to high-rise residential towers. George understands and thrives in the complexity of developing property in Portland. A native since 1988, he values both the old and the new when engaging in a local real estate project, with the goal always being the coveted triple bottom line--people, planet, and profit.

Jeff Shindler, the third owner of Viking Development, has a bachelor's degree in psychology from UC Santa Cruz and a master's in real estate development from Portland State University. Jeff has 15 years' experience in industrial real estate management and sales, as well as 10 years' experience in multifamily acquisitions, financing, and development.

Mitch Powell, the fourth owner of Viking Development, is also the owner of The Powell Group LLC, which he founded in 2012. Previously Mr. Powell had spent more than 18 years working in the construction industry. Mr. Powell started his career as a laborer and after completing his undergraduate degree became a Superintendent for D.R. Horton Inc. During his time at D.R. Horton Mr. Powell constructed more than 150 multi-family homes along with another 250 single family homes in a total of 16 subdivisions. Mr. Powell then transitioned to a custom home building firm Ostercraft Homes. During his time with Ostercraft homes Mr. Powell oversaw the construction of 7 different custom homes located in SE Portland and Lake Oswego. Upon completing his graduate degree Mr. Powell became a licensed contractor and founded The Powell Group LLC. Since its inception, The Powell Group has built one custom home in Lake Oswego, completed two commercial tenant improvement projects in Portland and Vancouver Wa, three major remodels, two multi-family projects and 35 ADU's. The Powell Group is currently active in building two ADU's in SW Portland at 1244 SW Cheltenham St and 1348 SW Kari Ave. The Powell Group is also engaged in the development of a duplex and 4-plex in Hillsboro.